July 13, 2006



Mr. Steven Jacobs
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C, 20549

Re:   Interactive Motorsports and Entertainment Corp.
      Form 10-KSB for the year ended December 31, 2004
      File No. 000-30771

Dear Mr. Jacobs,

Following is the Company's response as requested during the June 7, 2006 conference call and in your letter dated June 26, 2006. I have once again authorized David Johnson of our company to prepare the company's response to your inquiries in the space below.

Notwithstanding the fact that the Company continues to believe that its recording of the December 31, 2004 and 2005 asset sale transactions with Race Car Simulation Corporation ("RCSC") not only conforms with GAAP, but also meets the standard of fair presentation of our financial statements that we discussed in our prior correspondence and in our conference call, the Company presents the following response to your inquiries.

If the RCSC asset purchases are to be reflected from an accounting perspective as a borrowing rather than a sale, the level of "significant risks" changes for the Seller at two distinct points of time per the terms of the Asset Purchase Agreement and the Management Agreement. The first major shift in risk occurs when the guarantee from the Seller to the Buyer of the minimum guaranteed revenue from the existing leases or Revenue Share Agreements expires after 3 years. As described in Paragraph 4.12 of the Asset Purchase Agreement, after the three year period the risk of receiving ongoing minimum guarantees from leases or revenue share partners shifts entirely to the Buyer. The guaranteed minimums are provided within Exhibit A.

After the 3 year period, the remaining risk of the Seller is detailed within the Management Agreement in Sections 1(b) and 4(a). If the consensus is that this arrangement falls under Paragraph 21 of FAS13, in that the seller is obligated to secure a replacement lessee, or revenue partner, under a remarketing agreement, then the seller must also receive a reasonable fee commensurate with the effort in order for the transaction to be accounted for as a sale. At the period of time when RCSC has recouped its marginal investment, the second major shift in risk occurs and 75% of the revenue generated from the leases and revenue share agreements under the management agreement go to the Seller and 25% to the Buyer. If the minimum guarantees are paid in a timely manner, the point of RCSC's recouping its marginal investment will be on the five year anniversary of the asset sale.

In order to fully understand the implications of restating our financials statements to account for our RCSC transactions as a borrowing rather an asset sale, as has been suggested that we do, we are attaching restated financials for 2004 and 2005 as a five year borrowing (Exhibit B). The minimum guarantees under the assigned operating leases have been utilized in the borrowing amortization schedule (Exhibit A) to determine debt principle reduction and interest expense. The quarterly journal entries have been provided (Exhibit D) to show additional detail of the transactions that would be made. After much consideration we chose five years because at this time RCSC (and its parent Dolphin) will have recouped its marginal investment and must pay management fees to the Manager of 75% of the simulators generated revenues. The Company views this as a major turning point in the Management Agreement as the Manager receives the majority of the revenue generated by the simulators and therefore meets the standard for an asset sale set forth in SFAS 13 Section 22 whereby Seller receives a reasonable fee commensurate with the effort under the Remarketing Agreement.

Taking into account the above requirement for fair presentation, again we raise the question of whether it is fair to represent, for example, that our net income for the period ending December 31, 2005 improves from our currently stated net loss of $560,400 to a net loss of $287,824, a gain of $272,636. Or, for example, is it fair to present on our balance sheet the 44 simulators that we sold to RCSC and the related asset and liability values, depreciation and deferred revenue? Will a financial analysis of IMTS for 2005 thru 2010 (Exhibit
C) be skewed by this presentation of our assets, liabilities and net profits?

The Company's management, accounting firm, and legal firm are all concerned that presenting the RCSC transaction as a borrowing rather than an asset purchase may not be a fair presentation of the Company's financials.

Please advise on the methodology and computations which are included herein. We are very interested to move forward and concentrate our efforts on running our business while at the same time presenting accurately our financial statements. We appreciate that the Commission is doing its job to protect the interests of investors. We hope that the Commission also understands that the Company has taken this issue very seriously and has devoted considerable time and resources to this comment letter process and feel very strongly about discharging our fiduciary duties of reporting fair and accurate financial information to our investors.

As requested on the June 7, 2006 conference call we are including the following attachments to the RCSC management and purchase agreements:

   Common Stock Purchase Warrant (Exhibit A of Management Agreement 2.(b)) Conditional Software License Agreement (Exhibit A of Purchase Agreement
      Section 2.5)
   Software Escrow Agreement (Exhibit B of Purchase Agreement Section 2.5)

                                     * * * *


Please feel free to call me or David Johnson if you should have further questions. Our corporate office number is (317) 295-3500. My extension is 107, and David's is 102.

Sincerely,



William R. Donaldson
Chief Executive Officer and Chief Financial Officer

                                   EXHIBIT A
                                   ---------


        Received               2,856,600.00
        Loan amount            2,856,600.00
        Interest Amount        2,434,400.00
        Interest Rate                 27.55%
        # of Pments annually             12
        Term                              5
        Payment                   88,166.67



                                                  CR
                                                Guaranteed
                                                Minimum          DR             DR
                                                Income         Expense        Payable
         Month           Beginning Balance      Payment        Interest       Principal       Ending Balance
        Jan-05              1,536,600.00        65,500.00      58,554.02        6,945.98       1,529,654.02
        Feb-05              1,529,654.02        65,500.00      58,289.33        7,210.67       1,522,443.35
        Mar-05              1,522,443.35        65,500.00      58,014.56        7,485.44       1,514,957.91
        Apr-05              2,234,957.91        75,500.00      53,556.92       21,943.08       2,213,014.83
        May-05              2,813,014.83        88,166.67      58,204.55       29,962.12       2,783,052.71
        Jun-05              2,783,052.71        88,166.67      57,915.56       30,251.10       2,752,801.61
        Jul-05              2,752,801.61        88,166.67      57,613.88       30,552.79       2,722,248.82
        Aug-05              2,722,248.82        88,166.67      57,299.05       30,867.62       2,691,381.21
        Sep-05              2,691,381.21        88,166.67      56,970.61       31,196.06       2,660,185.15
        Oct-05              2,660,185.15        88,166.67      56,628.07       31,538.59       2,628,646.55
        Nov-05              2,628,646.55        88,166.67      56,270.94       31,895.73       2,596,750.83
        Dec-05              2,596,750.83        88,166.67      55,898.69       32,267.97       2,564,482.85
        Jan-06              2,564,482.85        88,166.67      55,510.79       32,655.88       2,531,826.98
        Feb-06              2,531,826.98        88,166.67      55,106.67       33,059.99       2,498,766.98
        Mar-06              2,498,766.98        88,166.67      54,685.76       33,480.91       2,465,286.08
        Apr-06              2,465,286.08        88,166.67      54,247.44       33,919.22       2,431,366.85
        May-06              2,431,366.85        88,166.67      53,791.10       34,375.57       2,396,991.28
        Jun-06              2,396,991.28        88,166.67      53,316.08       34,850.59       2,362,140.69
        Jul-06              2,362,140.69        88,166.67      52,821.70       35,344.97       2,326,795.73
        Aug-06              2,326,795.73        88,166.67      52,307.27       35,859.40       2,290,936.33
        Sep-06              2,290,936.33        88,166.67      51,772.05       36,394.61       2,254,541.71
        Oct-06              2,254,541.71        88,166.67      51,215.30       36,951.37       2,217,590.35
        Nov-06              2,217,590.35        88,166.67      50,636.22       37,530.44       2,180,059.90
        Dec-06              2,180,059.90        88,166.67      50,034.01       38,132.66       2,141,927.24
        Jan-07              2,141,927.24        88,166.67      49,407.81       38,758.86       2,103,168.39
        Feb-07              2,103,168.39        88,166.67      48,756.75       39,409.91       2,063,758.48
        Mar-07              2,063,758.48        88,166.67      48,079.93       40,086.74       2,023,671.74
        Apr-07              2,023,671.74        88,166.67      47,376.38       40,790.28       1,982,881.45
        May-07              1,982,881.45        88,166.67      46,645.14       41,521.52       1,941,359.93
        Jun-07              1,941,359.93        88,166.67      45,885.18       42,281.48       1,899,078.45
        Jul-07              1,899,078.45        88,166.67      45,095.45       43,071.21       1,856,007.23
        Aug-07              1,856,007.23        88,166.67      44,274.85       43,891.82       1,812,115.41
        Sep-07              1,812,115.41        88,166.67      43,422.23       44,744.43       1,767,370.98
        Oct-07              1,767,370.98        88,166.67      42,536.42       45,630.24       1,721,740.74
        Nov-07              1,721,740.74        88,166.67      41,616.19       46,550.48       1,675,190.26
        Dec-07              1,675,190.26        88,166.67      40,660.26       47,506.41       1,627,683.85



                                -----------------



                                                  CR
                                                Guaranteed
                                                Minimum          DR             DR
                                                Income         Expense        Payable
         Month           Beginning Balance      Payment        Interest       Principal       Ending Balance
        Jan-08              1,627,683.85        88,166.67      39,667.31       48,499.36       1,579,184.49
        Feb-08              1,579,184.49        88,166.67      38,635.96       49,530.70       1,529,653.79
        Mar-08              1,529,653.79        88,166.67      37,564.80       50,601.87       1,479,051.92
        Apr-08              1,479,051.92        88,166.67      36,452.33       51,714.34       1,427,337.58
        May-08              1,427,337.58        88,166.67      35,297.03       52,869.64       1,374,467.95
        Jun-08              1,374,467.95        88,166.67      34,097.29       54,069.38       1,320,398.57
        Jul-08              1,320,398.57        88,166.67      32,851.47       55,315.20       1,265,083.37
        Aug-08              1,265,083.37        88,166.67      31,557.83       56,608.83       1,208,474.54
        Sep-08              1,208,474.54        88,166.67      30,214.61       57,952.05       1,150,522.48
        Oct-08              1,150,522.48        88,166.67      28,819.95       59,346.72       1,091,175.76
        Nov-08              1,091,175.76        88,166.67      27,371.91       60,794.75       1,030,381.01
        Dec-08              1,030,381.01        88,166.67      25,868.52       62,298.15         968,082.86
        Jan-09                968,082.86        88,166.67      24,307.69       63,858.98         904,223.89
        Feb-09                904,223.89        88,166.67      22,687.28       65,479.39         838,744.50
        Mar-09                838,744.50        88,166.67      21,005.05       67,161.62         771,582.88
        Apr-09                771,582.88        88,166.67      19,258.68       68,907.98         702,674.90
        May-09                702,674.90        88,166.67      17,445.78       70,720.89         631,954.01
        Jun-09                631,954.01        88,166.67      15,563.83       72,602.83         559,351.18
        Jul-09                559,351.18        88,166.67      13,610.26       74,556.41         484,794.77
        Aug-09                484,794.77        88,166.67      11,582.36       76,584.30         408,210.47
        Sep-09                408,210.47        88,166.67       9,477.35       78,689.31         329,521.15
        Oct-09                329,521.15        88,166.67       7,292.32       80,874.34         248,646.81
        Nov-09                248,646.81        88,166.67       5,024.27       83,142.40         165,504.42
        Dec-09                165,504.42        88,166.67       2,670.07       85,496.60          80,007.82
        Jan-10                 80,007.82        22,666.67         226.47       22,440.20          57,567.62
        Feb-10                 57,567.62        22,666.67         186.06       22,480.60          35,087.02
        Mar-10                 35,087.02        22,666.67         144.51       22,522.15          12,564.86
        Apr-10                 12,564.86        12,666.67         101.81       12,564.86              (0.00)



                                  Exhibit B
                                   ---------



 IMTS Financials                                                            YTD 12/31/2004
                                                 ---------------------------------------------------------------------
                                                       Original                  5 YR                    5 YR
                                                      12/31/2004              Adjustment             Restatement
                                                 ---------------------   ---------------------   ---------------------
 BALANCE SHEET
 --------------

       ASSETS

 Current Assets
 Cash                                                 1,334,673                       -                 1,334,673
 Accounts Receivable                                    428,726                       -                   428,726
 Inventory                                              259,931                       -                   259,931
 Prepaid Insurance                                       35,490                       -                    35,490
 Notes Receivable - Current                                   -                       -                         -
                                                 ---------------------   ---------------------   ---------------------

 Total Current Assets                                 2,058,820                       -                 2,058,820

 Property and Equipment
 Total Property and Equipment, Net                      764,796                  58,442                   823,238

 Other Assets
 Deposits                                                42,001                       -                    42,001
 Other Intangible Assets, Net                            11,599                       -                    11,599
 Notes Receivable - LT                                        -                       -                         -
                                                 ---------------------   ---------------------   ---------------------

 Total Other Assets                                      53,600                       -                    53,600
                                                 ---------------------   ---------------------   ---------------------

 Total Assets                                         2,877,216                  58,442                 2,935,658
                                                 =====================   =====================   =====================


       LIABILITIES AND CAPITAL

 Current Liabilities
 Accounts Payable                                       418,815                       -                   418,815
 Accrued Payroll Expense                                 67,385                       -                    67,385
 Accrued Sales Tax Payable                               26,722                       -                    26,722
 Gift Cert. & Customer Deposits                          42,888                       -                    42,888
 Deposits on Simulator Sales                          1,573,978                       -                 1,573,978
 Accrued Liabilities                                  1,158,929                       -                 1,158,929
 Deferred Revenue                                       209,013                       -                   209,013
 Dolphin Borrowing                                            -               1,536,600                 1,536,600
 Notes Payable - Related parties                        186,537                       -                   186,537
 Notes payable - ST                                   1,061,651                       -                 1,061,651
                                                 ---------------------   ---------------------   ---------------------

 Total Current Liabilities                            4,745,918               1,536,600                 6,282,518

 Current Liabilities
 Notes payable - LT                                           -                       -                         -

 Total Liabilities                                    4,745,918               1,536,600                 6,282,518

 Shareholders Equity
 Common Stock                                             8,772                       -                     8,772
 Additional Paid in Capital                           4,675,583                       -                 4,675,583
 Retained Earnings                                   (6,434,655)                      -                (6,434,655)
 Net Loss                                              (118,402)             (1,478,158)               (1,596,560)
                                                 ---------------------   ---------------------   ---------------------

 Total Shareholders Equity                           (1,868,702)             (1,478,158)               (3,346,860)
                                                 ---------------------   ---------------------   ---------------------

 Total Liabilities & Equity                           2,877,216                  58,442                 2,935,658
                                                 =====================   =====================   =====================



                                -----------------



 IMTS Financials                                                            YTD 12/31/2004
                                                 ---------------------------------------------------------------------
                                                       Original                  5 YR                    5 YR
                                                      12/31/2004              Adjustment             Restatement
                                                 ---------------------   ---------------------   ---------------------
 INCOME STATEMENT
 ----------------

 Revenues
 Company Store Sales                                  4,236,350                       -                 4,236,350
 Revenue Share Sales                                    975,296                       -                   975,296
 Simulator Leases                                       262,500                       -                   262,500
 Sales of Simulator Systems                           1,470,417                       -                 1,470,417
 Dolphin Sales                                                -              (1,536,600)               (1,536,600)
 Special Event Sales                                          -                       -                         -
                                                 ---------------------   ---------------------   ---------------------

 Total Revenues                                       6,944,563              (1,536,600)                5,407,963

 Cost of Sales
 COGS - Merchandise                                     279,519                       -                   279,519
 Group Sales Expenses                                    18,749                       -                    18,749
 COGS - Sale of Simulators                              185,607                 (58,442)                  127,165
 COGS - Special Events                                        -                       -                         -
 Inv. Adjustments                                             -                       -                         -
                                                 ---------------------   ---------------------   ---------------------

 Total Cost of Sales                                    483,875                 (58,442)                  425,433
                                                 ---------------------   ---------------------   ---------------------

 Gross Profit                                         6,460,688              (1,478,158)                4,982,530
                                                 ---------------------   ---------------------   ---------------------

 General & Admin Expenses                                                             -
 Payroll Related Expenses                             2,920,426                       -                 2,920,426
 Occupancy Expenses                                   1,558,870                       -                 1,558,870
 Other Operating Expenses                             1,745,377                       -                 1,745,377
 Gain on Extinguishment of Debt                               -                       -                         -
                                                 ---------------------   ---------------------   ---------------------

 Total Operating Expenses                             6,224,673                       -                 6,224,673

 Operating Profit (Loss)                                236,015              (1,478,158)               (1,242,143)
                                                 ---------------------   ---------------------   ---------------------

 Interest Expense                                      (404,746)                      -                  (404,746)
 Interest Dolphin                                             -                       -                         -
 Gain on extinguishments of debt                         50,329                       -                    50,329
                                                 ---------------------   ---------------------   ---------------------

 Net Loss                                              (118,402)             (1,478,158)               (1,596,560)
                                                 =====================   =====================   =====================

 Income (loss) per share                                     (0)                     (0)                       (0)

 Weighted average shares outstanding                 85,900,541                       -                85,900,541


 Net Loss                                              (118,402)
 Depreciation & Amortization                            374,362
 Interest                                               404,746
                                                 ---------------------
 EBITDA                                                 660,706
                                                 =====================



                                -----------------



 IMTS Financials                                                            YTD 3/31/2005
                                                 ---------------------------------------------------------------------
                                                       Original                  5 YR                    5 YR
                                                      3/31/2005               Adjustment             Restatement
                                                 ---------------------   ---------------------   ---------------------
 BALANCE SHEET
 --------------

       ASSETS

 Current Assets
 Cash                                                   455,138                       -                   455,138
 Accounts Receivable                                    594,330                       -                   594,330
 Inventory                                              470,690                       -                   470,690
 Prepaid Insurance                                       33,511                       -                    33,511
 Notes Receivable - Current                                   -                       -                         -
                                                 ---------------------   ---------------------   ---------------------

 Total Current Assets                                 1,553,669                       -                 1,553,669

 Property and Equipment
 Total Property and Equipment, Net                      731,384                  53,572                   784,956

 Other Assets
 Deposits                                                43,401                       -                    43,401
 Other Intangible Assets, Net                             5,416                       -                     5,416
 Notes Receivable - LT                                        -                       -                         -
                                                 ---------------------   ---------------------   ---------------------

 Total Other Assets                                      48,817                       -                    48,817
                                                 ---------------------   ---------------------   ---------------------

 Total Assets                                         2,333,870                  53,572                 2,387,442
                                                 =====================   =====================   =====================

       LIABILITIES AND CAPITAL

 Current Liabilities
 Accounts Payable                                       619,621                       -                   619,621
 Accrued Payroll Expense                                 26,019                       -                    26,019
 Accrued Sales Tax Payable                               15,999                       -                    15,999
 Gift Cert. & Customer Deposits                          40,556                       -                    40,556
 Deposits on Simulator Sales                          1,328,468                       -                 1,328,468
 Accrued Liabilities                                  1,110,471                       -                 1,110,471
 Deferred Revenue                                        77,660                       -                    77,660
 Dolphin Borrowing                                            -               2,234,958                 2,234,958
 Notes Payable - Related parties                        196,000                       -                   196,000
 Notes payable - ST                                     644,000                       -                   644,000
                                                 ---------------------   ---------------------   ---------------------

 Total Current Liabilities                            4,058,794               2,234,958                 6,293,752

 Current Liabilities
 Notes payable - LT                                           -                       -                         -

 Total Liabilities                                    4,058,794               2,234,958                 6,293,752

 Shareholders Equity
 Common Stock                                             8,772                       -                     8,772
 Additional Paid in Capital                           4,730,816                       -                 4,730,816
 Retained Earnings                                   (6,425,787)             (1,478,158)               (7,903,945)
 Net Loss                                               (38,725)               (703,228)                 (741,953)
                                                 ---------------------   ---------------------   ---------------------

 Total Shareholders Equity                           (1,724,924)             (2,181,386)               (3,906,310)
                                                 ---------------------   ---------------------   ---------------------

 Total Liabilities & Equity                           2,333,870                  53,572                 2,387,442
                                                 =====================   =====================   =====================



                                -----------------



 IMTS Financials                                                            YTD 3/31/2005
                                                 ---------------------------------------------------------------------
                                                       Original                  5 YR                    5 YR
                                                      3/31/2005               Adjustment             Restatement
                                                 ---------------------   ---------------------   ---------------------
 INCOME STATEMENT
 ----------------

 Revenues
 Company Store Sales                                    648,134                       -                   648,134
 Revenue Share Sales                                    266,194                       -                   266,194
 Simulator Leases                                             -                       -                         -
 Sales of Simulator Systems                             761,106                       -                   761,106
 Dolphin Sales                                                -                (523,500)                 (523,500)
 Special Event Sales                                          -                       -                         -
                                                 ---------------------   ---------------------   ---------------------

 Total Revenues                                       1,675,434                (523,500)                1,151,934

 Cost of Sales
 COGS - Merchandise                                      57,622                       -                    57,622
 Group Sales Expenses                                     3,661                       -                     3,661
 COGS - Sale of Simulators                              346,549                       -                   346,549
 COGS - Special Events                                        -                       -                         -
 Inv. Adjustments                                             -                       -                         -
                                                 ---------------------   ---------------------   ---------------------

 Total Cost of Sales                                    407,832                       -                   407,832
                                                 ---------------------   ---------------------   ---------------------

 Gross Profit                                         1,267,602                (523,500)                  744,102
                                                 ---------------------   ---------------------   ---------------------

 General & Admin Expenses                                                             -
 Payroll Related Expenses                               521,671                       -                   521,671
 Occupancy Expenses                                     301,959                       -                   301,959
 Other Operating Expenses                               396,375                   4,870                   401,245
 Gain on Extinguishment of Debt                               -                       -                         -
                                                 ---------------------   ---------------------   ---------------------

 Total Operating Expenses                             1,220,004                   4,870                 1,224,874


 Operating Profit (Loss)                                 47,598                (528,370)                 (480,772)
                                                 ---------------------   ---------------------   ---------------------

 Interest Expense                                       (86,323)                      -                   (86,323)
 Interest Dolphin                                             -                (174,858)                 (174,858)
 Gain on extinguishments of debt                              -                       -                         -
                                                 ---------------------   ---------------------   ---------------------

 Net Loss                                               (38,725)               (703,228)                 (741,953)
                                                 =====================   =====================   =====================

 Income (loss) per share                                     (0)                     (0)                       (0)

 Weighted average shares outstanding                 87,715,910                       -                87,715,910


 Net Loss                                               (38,725)
 Depreciation & Amortization                             81,292
 Interest                                                86,323
                                                 ---------------------
 EBITDA                                                 128,891
                                                 =====================



                                -----------------




 IMTS Financials                                  QTD 6/30/2005                                     YTD 6/30/2005
                                  ----------------------------------------------  ----------------------------------------------
                                     Original          5 YR            5 YR          Original        5 YR            5 YR
                                   2nd Qtr 2005     Adjustment     Restatement      6/30/2005      Adjustment     Restatement
                                  --------------  --------------  --------------  --------------  --------------  --------------
 BALANCE SHEET
 -------------

       ASSETS
 Current Assets
 Cash                               (106,054)               -        (106,054)         349,084               -        349,084
 Accounts Receivable                  39,171                -          39,171          633,501               -        633,501
 Inventory                          (113,413)               -        (113,413)         357,277               -        357,277
 Prepaid Insurance                   (25,931)               -         (25,931)           7,580               -          7,580
 Notes Receivable - Current                -                -               -                -               -              -
                                  --------------  --------------  --------------  --------------  --------------  --------------

 Total Current Assets               (206,227)               -        (206,227)       1,347,442               -      1,347,442

 Property and Equipment
 Total Property and Equipment, Net    55,314           (4,870)         50,444          786,698          48,702        835,400

 Other Assets
 Deposits                             (9,930)               -          (9,930)          33,471               -         33,471
 Other Intangible Assets, Net         (1,224)               -          (1,224)           4,192               -          4,192
 Notes Receivable - LT                     -                -               -                -               -              -
                                  --------------  --------------  --------------  --------------  --------------  --------------

 Total Other Assets                  (11,154)               -         (11,154)          37,663               -         37,663
                                  --------------  --------------  --------------  --------------  --------------  --------------

 Total Assets                       (162,067)          (4,870)       (166,937)       2,171,803          48,702      2,220,505
                                  ==============  ==============  ==============  ==============  ==============  ==============

       LIABILITIES AND CAPITAL

 Current Liabilities
 Accounts Payable                    (69,724)               -         (69,724)         549,897               -        549,897
 Accrued Payroll Expense               9,703                -           9,703           35,722               -         35,722
 Accrued Sales Tax Payable            (1,205)               -          (1,205)          14,794               -         14,794
 Gift Cert. & Customer Deposits       (1,356)               -          (1,356)          39,200               -         39,200
 Deposits on Simulator Sales        (137,739)               -        (137,739)       1,190,729               -      1,190,729
 Accrued Liabilities                (169,313)               -        (169,313)         941,158               -        941,158
 Deferred Revenue                     45,897                -          45,897          123,557               -        123,557
 Dolphin Borrowing                         -         (202,156)       (202,156)               -       2,032,802      2,032,802
 Notes Payable - Related parties           -                -               -          196,000               -        196,000
 Notes payable - ST                  441,621                -         441,621        1,085,621               -      1,085,621
                                  --------------  --------------  --------------  --------------  --------------  --------------

 Total Current Liabilities           117,884         (202,156)        (84,272)       4,176,678       2,032,802      6,209,480

 Current Liabilities
 Notes payable - LT                        -                -               -                -               -              -

 Total Liabilities                   117,884         (202,156)        (84,272)       4,176,678       2,032,802      6,209,480

 Shareholders Equity
 Common Stock                            100                -             100            8,872               -          8,872
 Additional Paid in Capital          109,169                -         109,169        4,839,985               -      4,839,985
 Retained Earnings                         1                -               1       (6,425,786)     (1,478,158)    (7,903,944)
 Net Income (Loss)                  (389,221)         197,286        (191,935)        (427,946)       (505,942)      (933,888)
                                  --------------  --------------  --------------  --------------  --------------  --------------

 Total Shareholders Equity          (279,951)         197,286         (82,665)      (2,004,875)     (1,984,100)    (3,988,975)
                                  --------------  --------------  --------------  --------------  --------------  --------------

 Total Liabilities & Equity         (162,067)          (4,870)       (166,937)       2,171,803          48,702      2,220,505
                                  ==============  ==============  ==============  ==============  ==============  ==============



                                -----------------




 IMTS Financials                                  QTD 6/30/2005                                     YTD 6/30/2005
                                  ----------------------------------------------  ----------------------------------------------
                                     Original          5 YR            5 YR          Original        5 YR            5 YR
                                   2nd Qtr 2005     Adjustment     Restatement      6/30/2005      Adjustment     Restatement
                                  --------------  --------------  --------------  --------------  --------------  --------------
 INCOME STATEMENT
 ----------------
 Revenues
 Company Store Sales                 568,494                -         568,494        1,216,628               -      1,216,628
 Revenue Share Sales                  77,509                -          77,509          343,703               -        343,703
 Simulator Leases                     19,000                -          19,000           19,000               -         19,000
 Sales of Simulator Systems          464,695                -         464,695        1,225,801               -      1,225,801
 Dolphin Sales                             -          371,833         371,833                -        (151,667)      (151,667)
 Special Event Sales                       -                -               -                -               -              -
                                  --------------  --------------  --------------  --------------  --------------  --------------

 Total Revenues                    1,129,698          371,833       1,501,531        2,805,132        (151,667)     2,653,465

 Cost of Sales
 COGS - Merchandise                   51,310                -          51,310          108,932               -        108,932
 Group Sales Expenses                  1,802                -           1,802            5,463               -          5,463
 COGS - Sale of Simulators           196,239                -         196,239          542,788               -        542,788
 COGS - Special Events                     -                -               -                -               -              -
 Inv. Adjustments                    (10,257)               -         (10,257)         (10,257)              -        (10,257)
                                  --------------  --------------  --------------  --------------  --------------  --------------

 Total Cost of Sales                 239,094                -         239,094          646,926               -        646,926
                                  --------------  --------------  --------------  --------------  --------------  --------------

 Gross Profit                        890,604          371,833       1,262,437        2,158,206        (151,667)     2,006,539
                                  --------------  --------------  --------------  --------------  --------------  --------------

 General & Admin Expenses                                                                                    -
 Payroll Related Expenses            511,320                -         511,320        1,032,991               -      1,032,991
 Occupancy Expenses                  312,139                -         312,139          614,098               -        614,098
 Other Operating Expenses            430,719            4,870         435,589          827,094           9,740        836,834
 Gain on Extinguishment of Debt            -                -               -                -               -              -
                                  --------------  --------------  --------------  --------------  --------------  --------------

 Total Operating Expenses          1,254,179            4,870       1,259,049        2,474,183           9,740      2,483,923


 Operating Profit (Loss)            (363,575)         366,963           3,388         (315,977)       (161,407)      (477,384)
                                  --------------  --------------  --------------  --------------  --------------  --------------

 Interest Expense                    (25,646)               -         (25,646)        (111,969)              -       (111,969)
 Interest Dolphin                          -         (169,677)       (169,677)               -        (344,535)      (344,535)
 Gain on extinguishments of debt           -                -               -                -               -              -
                                  --------------  --------------  --------------  --------------  --------------  --------------

 Net Income (Loss)                  (389,221)        (197,286)       (191,935)        (427,946)       (505,942)      (933,888)
                                  ==============  ==============  ==============  ==============  ==============  ==============

 Income (loss) per share                  (0)              (0)             (0)              (0)             (0)            (0)

 Weighted average shares
 outstanding                      87,715,910                -      87,715,910       88,265,361               -     88,265,361


 Net Loss                           (389,221)                                         (427,946)
 Depreciation & Amortization          85,448                                           166,741
 Interest                             25,646                                           111,969
                                  --------------                                  --------------
 EBITDA                             (278,127)                                         (149,236)
                                  ==============                                  ==============



                                -----------------




 IMTS Financials                                  QTD 9/30/2005                                     YTD 9/30/2005
                                  ----------------------------------------------  ----------------------------------------------
                                     Original          5 YR            5 YR          Original        5 YR            5 YR
                                   3rd Qtr 2005     Adjustment     Restatement      9/30/2005      Adjustment     Restatement
                                  --------------  --------------  --------------  --------------  --------------  --------------
 BALANCE SHEET
 -------------

       ASSETS
 Current Assets
 Cash                               (261,676)               -        (261,676)          87,408               -         87,408
 Accounts Receivable                 (16,761)               -         (16,761)         616,740               -        616,740
 Inventory                           (34,285)               -         (34,285)         322,992               -        322,992
 Prepaid Insurance                    36,961                -          36,961           44,541               -         44,541
 Notes Receivable - Current                -                -               -                -               -              -
                                  --------------  --------------  --------------  --------------  --------------  --------------

 Total Current Assets               (275,761)               -        (275,761)       1,071,681               -      1,071,681

 Property and Equipment
 Total Property and Equipment, Net    34,443           (4,870)         29,573          821,141          43,832        864,973

 Other Assets
 Deposits                                  -                -               -           33,471               -         33,471
 Other Intangible Assets, Net         (1,225)               -          (1,225)           2,967               -          2,967
 Notes Receivable - LT                     -                -               -                -               -              -
                                  --------------  --------------  --------------  --------------  --------------  --------------

 Total Other Assets                   (1,225)               -          (1,225)          36,438               -         36,438
                                  --------------  --------------  --------------  --------------  --------------  --------------

 Total Assets                       (242,543)          (4,870)       (247,413)       1,929,260          43,832      1,973,092
                                  ==============  ==============  ==============  ==============  ==============  ==============

       LIABILITIES AND CAPITAL

 Current Liabilities
 Accounts Payable                    178,917                -         178,917          728,814               -        728,814
 Accrued Payroll Expense             (12,166)               -         (12,166)          23,556               -         23,556
 Accrued Sales Tax Payable            (4,822)               -          (4,822)           9,972               -          9,972
 Gift Cert. & Customer Deposits        1,476                -           1,476           40,676               -         40,676
 Deposits on Simulator Sales         (74,538)               -         (74,538)       1,116,191               -      1,116,191
 Accrued Liabilities                  44,046                -          44,046          985,204               -        985,204
 Deferred Revenue                    (12,000)               -         (12,000)         111,557               -        111,557
 Dolphin Borrowing                         -         (692,616)       (692,616)               -       1,340,185      1,340,185
 Notes Payable - Related parties           -                -               -          196,000               -        196,000
 Notes payable - ST                 (400,281)               -        (400,281)         685,340               -        685,340
                                  --------------  --------------  --------------  --------------  --------------  --------------

 Total Current Liabilities          (279,368)        (692,616)       (971,984)       3,897,310       1,340,185      5,237,495

 Current Liabilities
 Notes payable - LT                        -                -               -                -               -              -

 Total Liabilities                  (279,368)        (692,616)       (971,984)       3,897,310       1,340,185      5,237,495

 Shareholders Equity
 Common Stock                            410                -             410            9,282               -          9,282
 Additional Paid in Capital          327,590                -         327,590        5,167,575               -      5,167,575
 Retained Earnings                         -                -               -       (6,425,786)     (1,478,158)    (7,903,944)
 Net Income (Loss)                  (291,175)         687,746         396,571         (719,121)        181,804       (537,317)
                                  --------------  --------------  --------------  --------------  --------------  --------------

 Total Shareholders Equity            36,825          687,746         724,571       (1,968,050)     (1,296,354)    (3,264,404)
                                  --------------  --------------  --------------  --------------  --------------  --------------

 Total Liabilities & Equity         (242,543)          (4,870)       (247,413)       1,929,260          43,832      1,973,092
                                  ==============  ==============  ==============  ==============  ==============  ==============



                                -----------------




 IMTS Financials                                  QTD 9/30/2005                                     YTD 9/30/2005
                                  ----------------------------------------------  ----------------------------------------------
                                     Original          5 YR            5 YR          Original        5 YR            5 YR
                                   3rd Qtr 2005     Adjustment     Restatement      9/30/2005      Adjustment     Restatement
                                  --------------  --------------  --------------  --------------  --------------  --------------
 INCOME STATEMENT
 ----------------
 Revenues
 Company Store Sales                 656,544                -         656,544        1,873,172               -      1,873,172
 Revenue Share Sales                  79,957                -          79,957          423,660               -        423,660
 Simulator Leases                     19,000                -          19,000           38,000               -         38,000
 Sales of Simulator Systems          210,538                -         210,538        1,436,339               -      1,436,339
 Dolphin Sales                             -          864,500         864,500                -         712,833        712,833
 Special Event Sales                       -                -               -                -               -              -
                                  --------------  --------------  --------------  --------------  --------------  --------------

 Total Revenues                      966,039          864,500       1,830,539        3,771,171         712,833      4,484,004

 Cost of Sales
 COGS - Merchandise                   14,165                -          14,165          123,097               -        123,097
 Group Sales Expenses                  1,208                -           1,208            6,671               -          6,671
 COGS - Sale of Simulators           103,126                -         103,126          645,914               -        645,914
 COGS - Special Events                     -                -               -                -               -              -
 Inv. Adjustments                          -                -               -          (10,257)              -        (10,257)
                                  --------------  --------------  --------------  --------------  --------------  --------------

 Total Cost of Sales                 118,499                -         118,499          765,425               -        765,425
                                  --------------  --------------  --------------  --------------  --------------  --------------

 Gross Profit                        847,540          864,500       1,712,040        3,005,746         712,833      3,718,579
                                  --------------  --------------  --------------  --------------  --------------  --------------

 General & Admin Expenses                                                                                    -
 Payroll Related Expenses            501,446                -         501,446        1,534,437               -      1,534,437
 Occupancy Expenses                  282,939                -         282,939          897,037               -        897,037
 Other Operating Expenses            306,547            4,870         311,417        1,133,641          14,611      1,148,252
 Gain on Extinguishment of Debt            -                -               -                -               -              -
                                  --------------  --------------  --------------  --------------  --------------  --------------

 Total Operating Expenses          1,090,932            4,870       1,095,802        3,565,115          14,611      3,579,726

 Operating Profit (Loss)            (243,392)         859,630         616,238         (559,369)        698,223        138,854
                                  --------------  --------------  --------------  --------------  --------------  --------------

 Interest Expense                    (47,783)               -         (47,783)        (159,752)              -       (159,752)
 Interest Dolphin                          -         (171,884)       (171,884)               -        (516,418)      (516,418)
 Gain on extinguishments of debt           -                -               -                -               -              -
                                  --------------  --------------  --------------  --------------  --------------  --------------

 Net Income (Loss)                  (291,175)         687,746         396,571         (719,121)        181,804       (537,317)
                                  ==============  ==============  ==============  ==============  ==============  ==============

 Income (loss) per share                  (0)               0               0               (0)              0             (0)

 Weighted average shares
 outstanding                      87,715,910                -      87,715,910       91,707,780               -     91,707,780


 Net Loss                           (291,175)                                         (719,121)
 Depreciation & Amortization          93,524                                           260,265
 Interest                             47,783                                           159,752
                                  --------------                                  --------------
 EBITDA                             (149,868)                                         (299,104)
                                  ==============                                  ==============



                                -----------------




 IMTS Financials                                 QTD 12/31/2005                                    YTD 12/31/2005
                                  ----------------------------------------------  ----------------------------------------------
                                     Original          5 YR            5 YR          Original        5 YR            5 YR
                                   4th Qtr 2005     Adjustment     Restatement     12/31/2005      Adjustment     Restatement
                                  --------------  --------------  --------------  --------------  --------------  --------------
 BALANCE SHEET
 -------------

       ASSETS
 Current Assets
 Cash                                265,772                -         265,772          353,180               -        353,180
 Accounts Receivable                (404,584)               -        (404,584)         212,156               -        212,156
 Inventory                          (114,539)               -        (114,539)         208,453               -        208,453
 Prepaid Insurance                    28,773                -          28,773           73,314               -         73,314
 Notes Receivable - Current            2,961                -           2,961            2,961               -          2,961
                                  --------------  --------------  --------------  --------------  --------------  --------------

 Total Current Assets               (221,617)               -        (221,617)         850,064               -        850,064

 Property and Equipment
 Total Property and Equipment, Net   (32,126)          (4,870)        (36,997)         789,015          38,961        827,976

 Other Assets
 Deposits                             (5,000)               -          (5,000)          28,471               -         28,471
 Other Intangible Assets, Net         (1,225)               -          (1,225)           1,742               -          1,742
 Notes Receivable - LT               309,039                -         309,039          309,039               -        309,039
                                  --------------  --------------  --------------  --------------  --------------  --------------

 Total Other Assets                  302,814                -         302,814          339,252               -        339,252
                                  --------------  --------------  --------------  --------------  --------------  --------------

 Total Assets                         49,070           (4,870)         44,200        1,978,330          38,961      2,017,291
                                  ==============  ==============  ==============  ==============  ==============  ==============

       LIABILITIES AND CAPITAL

 Current Liabilities
 Accounts Payable                    196,947                -         196,947          925,761               -        925,761
 Accrued Payroll Expense              32,882                -          32,882           56,438               -         56,438
 Accrued Sales Tax Payable             2,045                -           2,045           12,017               -         12,017
 Gift Cert. & Customer Deposits      (18,052)               -         (18,052)          22,624               -         22,624
 Deposits on Simulator Sales         140,910                -         140,910        1,257,101               -      1,257,101
 Accrued Liabilities                (605,384)               -        (605,384)         379,820               -        379,820
 Deferred Revenue                      7,158                -           7,158          118,715               -        118,715
 Dolphin Borrowing                         -          (95,702)        (95,702)               -       1,244,483      1,244,483
 Notes Payable - Related parties     (50,000)               -         (50,000)         146,000               -        146,000
 Notes payable - ST                   (4,117)               -          (4,117)         681,223               -        681,223
                                  --------------  --------------  --------------  --------------  --------------  --------------

 Total Current Liabilities          (297,610)         (95,702)       (393,312)       3,599,700       1,244,483      4,844,183

 Current Liabilities
 Notes payable - LT                  122,500                -         122,500          122,500               -        122,500

 Total Liabilities                  (175,110)         (95,702)       (270,812)       3,722,200       1,244,483      4,966,683

 Shareholders Equity
 Common Stock                             95                -              95            9,377               -          9,377
 Additional Paid in Capital          192,695                -         192,695        5,360,270               -      5,360,270
 Retained Earnings                  (127,271)               -        (127,271)      (6,553,057)     (1,478,158)    (8,031,215)
 Net Income (Loss)                   158,661           90,832         249,493         (560,460)        272,636       (287,824)
                                  --------------  --------------  --------------  --------------  --------------  --------------

 Total Shareholders Equity           224,180           90,832         315,012       (1,743,870)     (1,205,521)    (2,949,391)
                                  --------------  --------------  --------------  --------------  --------------  --------------

 Total Liabilities & Equity           49,070           (4,870)         44,200        1,978,330          38,961      2,017,291
                                  ==============  ==============  ==============  ==============  ==============  ==============



                                -----------------




 IMTS Financials                                 QTD 12/31/2005                                    YTD 12/31/2005
                                  ----------------------------------------------  ----------------------------------------------
                                     Original          5 YR            5 YR          Original        5 YR            5 YR
                                   4th Qtr 2005     Adjustment     Restatement     12/31/2005      Adjustment     Restatement
                                  --------------  --------------  --------------  --------------  --------------  --------------
 INCOME STATEMENT
 ----------------
 Revenues
 Company Store Sales                 513,037                -         513,037        2,386,209               -      2,386,209
 Revenue Share Sales                 157,485                -         157,485          581,145               -        581,145
 Simulator Leases                     19,000                -          19,000           57,000               -         57,000
 Sales of Simulator Systems          952,826                -         952,826        2,389,165               -      2,389,165
 Dolphin Sales                             -          264,500         264,500                -         977,333        977,333
 Special Event Sales                       -                -               -                -               -              -
                                  --------------  --------------  --------------  --------------  --------------  --------------

 Total Revenues                    1,642,348          264,500       1,906,848        5,413,519         977,333      6,390,852

 Cost of Sales
 COGS - Merchandise                   (7,125)               -          (7,125)         115,972               -        115,972
 Group Sales Expenses                  5,974                -           5,974           12,645               -         12,645
 COGS - Sale of Simulators           205,300                -         205,300          851,214               -        851,214
 COGS - Special Events                     -                -               -                -               -              -
 Inv. Adjustments                     10,257                -          10,257                -               -              -
                                  --------------  --------------  --------------  --------------  --------------  --------------

 Total Cost of Sales                 214,406                -         214,406          979,831               -        979,831
                                  --------------  --------------  --------------  --------------  --------------  --------------

 Gross Profit                      1,427,942          264,500       1,692,442        4,433,688         977,333      5,411,021
                                  --------------  --------------  --------------  --------------  --------------  --------------

 General & Admin Expenses                                                                                    -
 Payroll Related Expenses            461,214                -         461,214        1,995,651               -      1,995,651
 Occupancy Expenses                  264,386                -         264,386        1,161,423               -      1,161,423
 Other Operating Expenses            524,278            4,870         529,148        1,657,919          19,481      1,677,400
 Gain on Extinguishment of Debt            -                -               -                -               -              -
                                  --------------  --------------  --------------  --------------  --------------  --------------

 Total Operating Expenses          1,249,878            4,870       1,254,748        4,814,993          19,481      4,834,474

 Operating Profit (Loss)             178,064          259,630         437,694         (381,305)        957,853        576,548
                                  --------------  --------------  --------------  --------------  --------------  --------------

 Interest Expense                    (45,967)               -         (45,967)        (205,719)              -       (205,719)
 Interest Dolphin                          -         (168,798)       (168,798)               -        (685,216)      (685,216)
 Gain on extinguishments of debt      26,564                -          26,564           26,564               -         26,564
                                  --------------  --------------  --------------  --------------  --------------  --------------

 Net Income (Loss)                   158,661           90,832         249,493         (560,460)        272,636       (287,824)
                                  ==============  ==============  ==============  ==============  ==============  ==============

 Income (loss) per share                   0                0               0               (0)              0             (0)

 Weighted average shares
 outstanding                      87,715,910                -      87,715,910       90,278,841               -     90,278,841


 Net income (loss)                   158,661                                          (560,460)
 Depreciation & Amortization         101,830                                           362,095
 Interest                             45,967                                           205,719
                                  --------------                                  --------------
 EBITDA                              306,458                                             7,354
                                  ==============                                  ==============



                                -----------------



 IMTS Financials                                                            YTD 3/31/2006
                                                 ---------------------------------------------------------------------
                                                       Original                  5 YR                    5 YR
                                                      3/31/2006               Adjustment             Restatement
                                                 ---------------------   ---------------------   ---------------------
 BALANCE SHEET
 --------------

       ASSETS

 Current Assets
 Cash                                                   152,828                       -                   152,828
 Accounts Receivable                                    108,870                       -                   108,870
 Inventory                                              126,069                       -                   126,069
 Prepaid Insurance                                       73,206                       -                    73,206
 Notes Receivable - Current                               3,005                       -                     3,005
                                                 ---------------------   ---------------------   ---------------------

 Total Current Assets                                   463,978                       -                   463,978

 Property and Equipment
 Total Property and Equipment, Net                      708,730                  34,091                   742,821

 Other Assets
 Deposits                                                28,471                       -                    28,471
 Other Intangible Assets, Net                               667                       -                       667
 Notes Receivable - LT                                  308,271                       -                   308,271
                                                 ---------------------   ---------------------   ---------------------

 Total Other Assets                                     337,409                       -                   337,409
                                                 ---------------------   ---------------------   ---------------------

 Total Assets                                         1,510,117                  34,091                 1,544,208
                                                 =====================   =====================   =====================

       LIABILITIES AND CAPITAL

 Current Liabilities
 Accounts Payable                                       895,883                       -                   895,883
 Accrued Payroll Expense                                 22,891                       -                    22,891
 Accrued Sales Tax Payable                               11,205                       -                    11,205
 Gift Cert. & Customer Deposits                          19,055                       -                    19,055
 Deposits on Simulator Sales                            842,361                       -                   842,361
 Accrued Liabilities                                    429,205                       -                   429,205
 Deferred Revenue                                       111,731                       -                   111,731
 Dolphin Borrowing                                            -               1,145,286                 1,145,286
 Notes Payable - Related parties                        146,000                       -                   146,000
 Notes payable - ST                                     683,181                       -                   683,181
                                                 ---------------------   ---------------------   ---------------------

 Total Current Liabilities                            3,161,512               1,145,286                 4,306,798

 Current Liabilities
 Notes payable - LT                                     122,500                       -                   122,500

 Total Liabilities                                    3,284,012               1,145,286                 4,429,298

 Shareholders Equity
 Common Stock                                             9,377                       -                     9,377
 Additional Paid in Capital                           5,360,270                       -                 5,360,270
 Retained Earnings                                   (7,113,517)             (1,205,521)               (8,319,038)
 Net Income (Loss)                                      (30,025)                 94,327                    64,301
                                                 ---------------------   ---------------------   ---------------------

 Total Shareholders Equity                           (1,773,895)             (1,111,195)               (2,885,090)
                                                 ---------------------   ---------------------   ---------------------

 Total Liabilities & Equity                           1,510,117                  34,091                 1,544,208
                                                 =====================   =====================   =====================



                                -----------------



 IMTS Financials                                                            YTD 3/31/2006
                                                 ---------------------------------------------------------------------
                                                       Original                  5 YR                    5 YR
                                                      3/31/2006               Adjustment             Restatement
                                                 ---------------------   ---------------------   ---------------------
 INCOME STATEMENT
 ----------------

 Revenues
 Company Store Sales                                    447,499                       -                   447,499
 Revenue Share Sales                                     94,931                       -                    94,931
 Simulator Leases                                        19,000                       -                    19,000
 Sales of Simulator Systems                             973,452                       -                   973,452
 Dolphin Sales                                                -                 264,500                   264,500
 Special Event Sales                                     61,000                       -                    61,000
                                                 ---------------------   ---------------------   ---------------------

 Total Revenues                                       1,595,882                 264,500                 1,860,382

 Cost of Sales
 COGS - Merchandise                                       4,057                       -                     4,057
 Group Sales Expenses                                         -                       -                         -
 COGS - Sale of Simulators                              468,438                       -                   468,438
 COGS - Special Events                                   11,460                       -                    11,460
 Inv. Adjustments                                             -                       -                         -
                                                 ---------------------   ---------------------   ---------------------

 Total Cost of Sales                                    483,954                       -                   483,954
                                                 ---------------------   ---------------------   ---------------------

 Gross Profit                                         1,111,928                 264,500                 1,376,428
                                                 ---------------------   ---------------------   ---------------------

 General & Admin Expenses                                                             -
 Payroll Related Expenses                               481,913                       -                   481,913
 Occupancy Expenses                                     273,128                       -                   273,128
 Other Operating Expenses                               339,975                   4,870                   344,845
 Gain on Extinguishment of Debt                               -                       -                         -
                                                 ---------------------   ---------------------   ---------------------

 Total Operating Expenses                             1,095,016                   4,870                 1,099,886

 Operating Profit (Loss)                                 16,911                 259,630                   276,541
                                                 ---------------------   ---------------------   ---------------------

 Interest Expense                                       (46,937)                      -                   (46,937)
 Interest Dolphin                                             -                (165,303)                 (165,303)
 Gain on extinguishments of debt                              -                       -                         -
                                                 ---------------------   ---------------------   ---------------------

 Net Income (Loss)                                      (30,025)                 94,327                    64,301
                                                 =====================   =====================   =====================

 Income (loss) per share                                     (0)                      0                         0

 Weighted average shares outstanding                 93,769,177                       -                93,769,177


 Net income (loss)                                      (30,025)
 Depreciation & Amortization                             82,869
 Interest                                                46,937
                                                 ---------------------
 EBITDA                                                  99,781
                                                 =====================



                                   EXHIBIT C
                                   ---------


Projected Change to Income Statement  - 5YR




                                    12/31/2006            12/31/2007             12/31/2008             12/31/2009        12/31/2010
 INCOME STATEMENT
------------------------------------------------------------------------------------------------------------------------------------
 Revenues
 Company Store Sales                        -                     -                      -                      -                -
 Revenue Share Sales                        -                     -                      -                      -                -
 Simulator Leases                           -                     -                      -                      -                -
 Sales of Simulator Systems                 -                     -                      -                      -                -
 Dolphins Sales                     1,058,000             1,058,000              1,058,000              1,058,000           80,667
 Special Event Sales                        -                     -                      -                      -                -
                                 -------------         -------------          -------------          -------------      ------------

 Total Revenues                     1,058,000             1,058,000              1,058,000              1,058,000           80,667

 Cost of Sales
 COGS - Merchandise                         -                     -                      -                      -                -
 Group Sales Expenses                       -                     -                      -                      -                -
 COGS - Sale of Simulators                  -                     -                      -                      -                -
 COGS - Special Events                      -                     -                      -                      -                -
 Inv. Adjustments                           -                     -                      -                      -                -
                                 -------------         -------------          -------------          -------------      ------------

 Total Cost of Sales                        -                     -                      -                      -                -
                                 -------------         -------------          -------------          -------------      ------------

 Gross Profit                       1,058,000             1,058,000              1,058,000              1,058,000           80,667
                                 -------------         -------------          -------------          -------------      ------------

 General & Admin Expenses
 Payroll Related Expenses                   -                     -                      -                      -                -
 Occupancy Expenses                         -                     -                      -                      -                -
 Other Operating Expenses              19,481                19,481                      -                      -                -
 Gain on Extinguishment of Debt             -                     -                      -                      -                -
                                 -------------         -------------          -------------          -------------      ------------

 Total Operating Expenses              19,481                19,481                      -                      -                -

 Operating Profit                   1,038,519             1,038,519              1,058,000              1,058,000           80,667
                                 -------------         -------------          -------------          -------------      ------------

 Interest Expense                           -                     -                      -                      -                -
 Interest - Dolphin                  (635,444)             (543,757)              (398,399)              (169,925)            (659)
 Gain on extinguishments of debt            -                     -                      -                      -                -
                                 -------------         -------------          -------------          -------------      ------------


 Net Income                           403,075               494,763                659,601                888,075           80,008
                                 =============         =============          =============          =============      ============



                                   EXHIBIT D
                                   ---------


Journal Entries to record amortization of dolphin borrowing:


     Date                 J/E Account                            DR             CR

    12/31/2004
                    Property & Equipment                       58,442
                    Dolphin Borrowing                                       1,536,600
                    Dolphin Sales                           1,536,600
                    COGS - Sale of Simulators                                  58,442

    03/31/2005
                    Accum Depre - Property & Equipment                          4,870
                    Dolphin Borrowing                          21,642         720,000
                    Dolphin Sales                             720,000         196,500
                    Depreciation                                4,870
                    Interest Expense                          174,858

    06/30/2005
                    Accum Depre - Property & Equipment                          4,870
                    Dolphin Borrowing                          82,156         600,000
                    Dolphin Sales                             600,000         251,833
                    Depreciation                                4,870
                    Interest Expense                          169,677

    09/30/2005
                    Accum Depre - Property & Equipment                          4,870
                    Dolphin Borrowing                          92,616
                    Dolphin Sales                                             264,500
                    Depreciation                                4,870
                    Interest Expense                          171,884

    12/31/2005
                    Accum Depre - Property & Equipment                          4,870
                    Dolphin Borrowing                          95,702
                    Dolphin Sales                                             264,500
                    Depreciation                                4,870
                    Interest Expense                          168,798

    03/31/2006
                    Accum Depre - Property & Equipment                          4,870
                    Dolphin Borrowing                         269,370
                    Dolphin Sales                                             264,500
                    Depreciation                                4,870
                    Interest Expense                          165,303



                                -----------------


Journal Entries to record amortization of dolphin borrowing:


     Date                 J/E Account                            DR             CR

    06/30/2006
                    Accum Depre - Property & Equipment                          4,870
                    Dolphin Borrowing                         103,146
                    Dolphin Sales                                             264,500
                    Depreciation                                4,870
                    Interest Expense                          161,354

    09/30/2006
                    Accum Depre - Property & Equipment                          4,870
                    Dolphin Borrowing                         107,599
                    Dolphin Sales                                             264,500
                    Depreciation                                4,870
                    Interest Expense                          156,901

    12/31/2006
                    Accum Depre - Property & Equipment                          4,871
                    Dolphin Borrowing                         112,615
                    Dolphin Sales                                             264,500
                    Depreciation                                4,871
                    Interest Expense                          151,885

    03/31/2007
                    Accum Depre - Property & Equipment                          4,870
                    Dolphin Borrowing                         118,255
                    Dolphin Sales                                             264,500
                    Depreciation                                4,870
                    Interest Expense                          146,245

    06/30/2007
                    Accum Depre - Property & Equipment                          4,870
                    Dolphin Borrowing                         124,594
                    Dolphin Sales                                             264,500
                    Depreciation                                4,870
                    Interest Expense                          139,906

    09/30/2007
                    Accum Depre - Property & Equipment                          4,870
                    Dolphin Borrowing                         131,708
                    Dolphin Sales                                             264,500
                    Depreciation                                4,870
                    Interest Expense                          132,792



                                -----------------


Journal Entries to record amortization of dolphin borrowing:


     Date                 J/E Account                            DR             CR

    12/31/2007
                    Accum Depre - Property & Equipment                          4,871
                    Dolphin Borrowing                         139,688
                    Dolphin Sales                                             264,500
                    Depreciation                                4,871
                    Interest Expense                          124,812

    03/31/2008
                    Dolphin Borrowing                         148,632
                    Dolphin Sales                                             264,500
                    Interest Expense                          115,868

    06/30/2008
                    Dolphin Borrowing                         158,654
                    Dolphin Sales                                             264,500
                    Interest Expense                          105,846

    09/30/2008
                    Dolphin Borrowing                         169,876
                    Dolphin Sales                                             264,500
                    Interest Expense                           94,624

    12/31/2008
                    Dolphin Borrowing                         182,439
                    Dolphin Sales                                             264,500
                    Interest Expense                           82,061

    03/31/2009
                    Dolphin Borrowing                         170,631
                    Dolphin Sales                                             264,500
                    Interest Expense                           93,869

    06/30/2009
                    Dolphin Borrowing                         212,231
                    Dolphin Sales                                             264,500
                    Interest Expense                           52,269

    09/30/2009
                    Dolphin Borrowing                         229,831
                    Dolphin Sales                                             264,500
                    Interest Expense                           34,669



                                -----------------


Journal Entries to record amortization of dolphin borrowing:


     Date                 J/E Account                            DR             CR

    12/31/2009
                    Dolphin Borrowing                         249,514
                    Dolphin Sales                                             264,500
                    Interest Expense                           14,986

    03/31/2010
                    Dolphin Borrowing                          67,444
                    Dolphin Sales                                              68,000
                    Interest Expense                              556

    06/30/2010
                    Dolphin Borrowing                          12,565
                    Dolphin Sales                                              12,667
                    Interest Expense                              102



NEITHER THIS WARRANT NOR ANY SHARES THAT MAY BE ACQUIRED UPON THE EXERCISE OF THIS WARRANT HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933. THEY MAY NOT BE SOLD, OFFERED FOR SALE, TRANSFERRED, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF A REGISTRATION STATEMENT IN EFFECT WITH RESPECT TO THE SECURITIES UNDER SUCH ACT EXCEPT PURSUANT TO AN EXEMPTION FROM REGISTRATION AVAILABLE UNDER SUCH ACT AND, IF REQUESTED, DELIVERY OF AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED.


              INTERACTIVE MOTORSPORTS AND ENTERTAINMENT CORPORATION

                          COMMON STOCK PURCHASE WARRANT


No. 1                                                  Dated:  December __, 2004


          Interactive Motorsports and Entertainment Corporation, an Indiana corporation (the "Company," which term includes any corporation which shall succeed to or assume the obligations of the Company hereunder), for value received, hereby certifies that Dolphin Direct Equity Partners, LP, a Delaware limited partnership (the "Purchaser"), and its registered successors and permitted assigns (each such successor and assignee, together with the Purchaser, the "Holder"), is entitled to purchase from the Company up to an aggregate number of duly authorized, validly issued, fully paid and nonassessable shares of Common Stock, par value $0.001 per share, of the Company ("Common Stock") equal to the Warrant Shares Amount at a purchase price per share (the "Warrant Price") equal to $0.01, subject to the terms, conditions and adjustments set forth below. This Common Stock Purchase Warrant (this "Warrant," which term includes all other Common Stock Purchase Warrants issued in substitution therefor) is being issued to the Purchaser in connection with the Asset Purchase Agreement. Capitalized terms used in this Warrant and not otherwise defined herein are defined in Section 15 hereof.

          1. Exercise of Warrant.

          1.1 Time and Manner of Exercise.

               (a) This Warrant shall be exercisable, in whole or in part, at any time, and from time to time, following the date hereof up until 11:59 p.m., New York time, on the fifth (5th) anniversary of the date hereof (such time and date, the "Expiration Date").

               (b) Subject to the terms and conditions set forth herein, this Warrant may be exercised by the Holder, to the extent then exercisable, in whole or in part, during normal business hours on any Business Day, by surrender of this Warrant to the Company at its principal office, accompanied by a subscription in substantially the form attached to this Warrant as Exhibit A duly executed by the Holder and accompanied by payment, by check payable to the order of the Company or by wire transfer to such account of the Company as the Company shall direct, in the amount obtained by multiplying (i) the number of shares of Common Stock designated in such subscription (up to the amount of shares to which the Holder is entitled to receive at such time upon exercise of this Warrant) by (ii) the Warrant Price, and the Holder shall thereupon be entitled to receive the full number of duly authorized, validly issued, fully paid and nonassessable shares of Common Stock so purchased upon such exercise.

               (c) Alternatively, this Warrant may be exercised in the manner set forth in the preceding paragraph by surrendering this Warrant in exchange for such number of shares of Common Stock equal to the product of (i) the number of shares of Common Stock as to which this Warrant is being exercised, multiplied by (ii) a fraction, the numerator of which is the Market Price (as defined below) of a share of Common Stock minus the Warrant Price and the denominator of which is the Market Price for a share of Common Stock (a
"Cashless Exercise"). Solely for the purposes of this Section 1, the "Market Price" shall be calculated either (A) on the date on which the form of subscription attached hereto is deemed to have been given to the Company (the "Notice Date") or (B) as the average of the Market Price for each of the five trading days immediately preceding the Notice Date, whichever of (A) or (B) results in a greater Market Price; provided, however, that a Cashless Exercise may only be employed by the Holder if the Common Stock shall then be publicly quoted in the manner contemplated in the next sentence. As used herein, the phrase "Market Price" at any date shall be deemed to be the last reported sale price, or, in case no such reported sale takes place on such day, the average of the last reported sale prices for the last three trading days, in either case as officially reported by the principal securities exchange on which the Common Stock is listed or admitted to trading, or, if the Common Stock is not listed or admitted to trading on any national securities exchange, the average closing sale price as furnished by the NASD through The Nasdaq Stock Market, Inc. ("Nasdaq") or by the OTC Electronic Bulletin Board or similar organization if Nasdaq is no longer reporting such information or if the Common Stock is not publicly quoted, as determined in good faith by resolution of the Board of Directors of the Company, based on the best information available to it.

          1.2 When Exercise Effective. Each exercise of this Warrant shall be deemed to have been effected immediately prior to the close of business on the Business Day on which this Warrant shall have been surrendered to the Company as provided in Section 1.1 hereof. At such time, the Person or Persons, in whose name or names any certificate or certificates for shares of Common Stock shall be issuable upon such exercise as provided in Section 1.3 hereof, shall be deemed to have become the Holder or Holders of record thereof.

          1.3 Delivery of Stock Certificates, Etc. As soon as practicable after each exercise of this Warrant, in whole or in part, and in any event within five Business Days thereafter, the Company, at its expense (including the payment by it of any applicable issue taxes), will cause to be issued in the name of, and delivered to, the Holder or as such Holder (upon payment by such Holder of any applicable transfer taxes) may direct,

               (a) a certificate or certificates for the number of duly authorized, validly issued, fully paid and nonassessable shares of Common Stock to which such Holder shall be entitled upon such exercise plus, in lieu of any fractional share to which such Holder would otherwise be entitled, cash in an amount determined in accordance with the provisions of Section 4 hereof, and

               (b) in case such exercise is in part only, a new Warrant of like tenor, calling in the aggregate on the face thereof for the number of shares of Common Stock equal to the number of such shares which such Holder would be entitled to receive at such time upon exercise of this Warrant, after giving effect to such recent exercise.

          2. Adjustments.

          2.1 Change in Warrant Shares Amount and Warrant Price. The Warrant Shares Amount and the Warrant Price shall be subject to adjustment from time to time as follows:

               (a) The "Warrant Shares Amount" shall initially equal 5,161,500.

               (b) In case at any time or from  time to time the  Company  shall
(i) take a record of the holders of its Common Stock for the purpose of entitling them to receive a dividend payable in, or other distribution of, its Common Stock, (ii) subdivide its outstanding shares of any class or series of Common Stock into a larger number of any class or series of shares of Common Stock, or (iii) combine its outstanding shares of any class or series of Common Stock into a smaller number of shares of any class or series of Common Stock, or
(iv) increase or decrease the number of shares of its capital stock in a reclassification of the Common Stock (including any such reclassification in connection with a merger, consolidation or other business combination in which the Company is the surviving corporation), then in each instance (A) the Warrant Shares Amount in effect immediately prior to the record date for such dividend or the effective date of such subdivision or combination shall be adjusted so that the Holder of this Warrant shall thereafter be entitled to receive the kind and number of shares of Common Stock that the Holder would have owned or have been entitled to receive after the happening of any of the events described above, had this Warrant been exercised immediately prior to the happening of such event or any record date with respect thereto and (B) the Warrant Price shall be adjusted so that the aggregate amount payable by the Holder to the Company upon exercise of this Warrant in full immediately prior to such event shall equal the aggregate amount payable by the Holder to the Company upon exercise of this Warrant in full immediately after such event. An adjustment made pursuant to this Section 2.1(b) shall become effective immediately after the effective date of such event.

               (c) Except as provided herein, if the Company shall consolidate or merge with another corporation, and the Company is the surviving corporation, then the Holder of this Warrant shall have the right to receive upon exercise of this Warrant, the number of shares of Common Stock and other property that such Holder would have been entitled to receive upon or as a result of such consolidation or merger had this Warrant been exercisable and exercised immediately prior to such event.

               (d) The adjustments required by the preceding subsections of this
Section 2.1 shall be made whenever and as often as any specified event requiring an adjustment shall occur. For the purpose of any adjustment, any specified event shall be deemed to have occurred at the close of business on the date of its occurrence.

               (e) In computing  adjustments  under this  Section 2,  fractional
interests   in  Common  Stock  shall  be  taken  into  account  to  the  nearest one-thousandth of a share.

               (f) If the Company shall take a record of the holders of its Common Stock for the purpose of entitling them to receive a dividend or distribution or subscription or purchase rights and shall, thereafter and before the distribution to stockholders thereof, legally abandon its plan to pay or deliver such dividend, distribution, subscription or purchase rights, then thereafter no adjustment shall be required by reason of the taking of such record and any such adjustment previously made in respect thereof shall be rescinded and annulled.

          2.2 Notice of Adjustment. Whenever the Warrant Shares Amount is adjusted, as provided in Section 2.1, the Company shall promptly mail to the Holder written notice of such adjustment or adjustments and shall deliver to the Holder a certificate of the chief executive officer or chief financial officer of the Company setting forth the number of shares of Common Stock issuable, and the Warrant Price payable, upon the exercise of this Warrant after such adjustment, setting forth a brief statement of the facts requiring such adjustment and setting forth the computation by which such adjustment was made; provided that in the case of any increase in the Warrant Shares Amount pursuant to Section 2.1(a), such written notice of such adjustment and related officer's certificate shall be delivered to the Holder within five (5) Business Days following the end of the month with respect to which such adjustment occurred.

          2.3 Notice of Certain Corporate Action. In case the Company shall propose (a) to pay any dividend payable in securities of any class to the holders of the Common Stock or to make any other distribution to the holders of the Common Stock, or (b) to offer the holders of the Common Stock rights to subscribe for or to purchase any securities convertible into shares of Common Stock or shares of stock of any class or any other securities, rights or options, or (c) to effect any capital reorganization, consolidation or merger, then, in each such case, the Company shall give the Holders of this Warrant a written notice of such proposed action, which shall specify the date on which a record is to be taken for the purposes of such dividend, distribution or rights, or the date such issuance is to take place and the date of participation therein by the holders of Common Stock, if any, is to be fixed, and shall be reasonably necessary to indicate the effect of such action on the Common Stock and the number and kind of any other shares of stock and other property, if any, after giving effect to any adjustment which will be required as a result of such action. Such notice shall be so given in the case of any action covered by clause (a) or (b) above at least ten (10) days prior to the record date for determining holders of the Common Stock for purposes of such action and, in the case of any other such action, at least twenty (20) Business Days prior to the date of the taking of such proposed action or the date of participation therein by the holders of Common Stock, whichever shall be the earlier.

          2.4 Statement on Warrant Certificates. Irrespective of any adjustment in the number or kind of shares issuable upon the exercise of this Warrant, Warrant certificates theretofore or thereafter issued may continue to express the same number and kind of shares as are stated in the Warrant certificates initially issued.

          2.5 Notice to Holders of Dissolution, Liquidation or Winding Up. Notwithstanding any other provision herein, in the event that, at any time after the date hereof and prior to the expiration of this Warrant and the termination of the rights of the Holder, there shall be a voluntary or involuntary dissolution, liquidation or winding up of the Company, then the Company shall mail to the Holder at the earliest practicable time (and, in any event, not less than ten (10) days before any date set for definitive action) written notice of the date on which such dissolution, liquidation or winding up shall take place, as the case may be. Such notice shall also specify the date as of which the holders of the shares of record of Common Stock issuable upon exercise of this Warrant shall be entitled to exchange their shares for securities, money or other property deliverable upon such dissolution, liquidation or winding up, as the case may be, on which date the Holder shall be entitled to receive upon surrender of this Warrant, the cash or other property that the Holder would have been entitled to receive had this Warrant been exercisable and exercised immediately prior to such dissolution, liquidation or winding up and any and all rights of the Holder to exercise this Warrant shall terminate. In case of any such voluntary or involuntary dissolution, liquidation or winding up of the Company, the Company shall, after receipt of the surrendered Warrant, make payment in appropriate amount to such Person or Persons as it may be directed in writing by the Holder surrendering the Warrant.

          3. No Dilution or Impairment. The Company will not, by amendment of its certificate of incorporation or through any consolidation, merger, reorganization, transfer of assets, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such actions as may be reasonably necessary or appropriate in order to protect the rights of the holder of this Warrant against dilution or other impairment. Without limiting the generality of the foregoing, the Company (a) will not permit the par value of any share of stock receivable upon the exercise of this Warrant to exceed the amount payable therefor upon such exercise, and (b) will take all such action as may be necessary or appropriate (including, without limitation, making appropriate transfers from the Company's additional paid-in capital to its stated capital) in order that the Company may validly and legally issue fully paid and nonassessable shares of Common Stock upon the exercise of this Warrant.

          4. Fractional Interests. The Company shall not be required to issue fractional shares of Common Stock upon the exercise of this Warrant. If any fraction of shares of Common Stock would be issuable upon the exercise of this Warrant (or specified portion thereof), the Company shall pay an amount in cash equal to the fair market value (as determined in good faith by the Company's Board of Directors) of one (1) share of Common Stock on the Business Day immediately preceding the date this Warrant is presented for exercise, multiplied by such fraction.

          5. Reservation of Stock, Etc. The Company shall at all times reserve and keep available, solely for issuance and delivery upon exercise of this Warrant, the number of shares of Common Stock from time to time issuable upon full exercise of this Warrant. All shares of Common Stock issuable upon exercise of this Warrant shall be duly authorized and, when issued upon such exercise, shall be validly issued, fully paid and nonassessable with no liability on the part of the holder thereof.

          6. Registration and Transfer of Warrants, Etc.

          6.1 Restrictions on Transfer of Warrants and Common Stock. This Warrant and the Common Stock issuable upon exercise hereof may not be sold, transferred or otherwise disposed of unless registered under the Securities Act of 1933 (the "Securities Act"), and any applicable state securities laws or pursuant to available exemptions from such registration, provided that the seller, if requested by Company, delivers to the Company an opinion of counsel reasonably satisfactory to the Company confirming the availability of such exemption. Unless the shares of Common Stock issuable upon exercise hereof have been registered under the Securities Act, upon exercise of this Warrant and the issuance of any of the shares of Common Stock, all certificates representing such securities shall bear on the face thereof substantially the following legend:

          "THESE SHARES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933. THEY MAY NOT BE SOLD, OFFERED FOR SALE, TRANSFERRED, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF A REGISTRATION STATEMENT IN EFFECT WITH RESPECT TO THE SECURITIES UNDER SUCH ACT EXCEPT PURSUANT TO AN EXEMPTION FROM REGISTRATION AVAILABLE UNDER SUCH ACT AND, IF REQUESTED, DELIVERY OF AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED."

          6.2 Warrant Register; Ownership of Warrants. The Company shall keep at its principal office a register in which the Company shall provide for the registration of this Warrant and the registration of transfers of this Warrant. The Company may treat the Person in whose name this Warrant is registered on such register as the owner thereof for all other purposes, and the Company shall not be affected by any notice to the contrary, except that, if and when this Warrant is accompanied by an instrument of assignment in substantially the form attached hereto as Exhibit B, the Company may (but shall not be obligated to) treat the bearer thereof as the owner of this Warrant for all purposes. This Warrant, if properly assigned, may be exercised by a new Holder without a new Warrant first having been issued.

          6.3 Transfer and Exchange of Warrants. Upon surrender of this Warrant for registration of transfer or for exchange to the Company at its principal office, the Company at its expense shall execute and deliver in exchange therefor a new Warrant or Warrants of like tenor, in the name of the Holder or as the Holder (upon payment by the Holder of any applicable transfer taxes) may direct, calling in the aggregate on the face or faces thereof for the number of shares of Common Stock called for on the face or faces of the Warrant or Warrants so surrendered.

          6.4 Replacement of Warrants. Upon receipt of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Warrant, and upon delivery to the Company of an indemnity agreement reasonably acceptable to the Company, the Company at its expense shall execute and deliver, in lieu thereof, a new Warrant of like tenor.

          7. Remedies. The Company stipulates that the remedies at law of the Holder of this Warrant, in the event of any default or threatened default by the Company in the performance of or compliance with any of the terms of this Warrant, are not and will not be adequate and that, to the fullest extent permitted by law, such terms may be specifically enforced by a decree for the specific performance of any agreement contained herein or by an injunction against a violation of any of the terms hereof or otherwise.

          8. No Rights or Liabilities as Stockholder. Nothing contained in this Warrant shall be construed as (a) conferring upon the Holder hereof any rights as a stockholder of the Company (including, without limitation, any right to vote or to receive dividends or to consent or to receive notice as a stockholder in respect of any meeting of stockholders for the election of directors of the Company or any other matter, or any right whatsoever as a stockholder of the Company (except for those notices and other matters expressly set forth herein)), or (b) imposing any obligation on such Holder to purchase any securities or as imposing any liabilities on such Holder as a stockholder of the Company, whether such obligation or liabilities are asserted by the Company or by creditors of the Company.

          9. Piggyback Registrations.

          9.1 Right to Include Registrable Securities. If at any time the Company shall propose to register any Common Stock, whether or not for sale for its own account, under the Securities Act of 1933 or any subsequent similar federal statute and the rules and regulations thereunder (the "Securities Act"), by registration on Form SB-2, S-1, S-2 or S-3 (but not Form S-4 or S-8) or any successor or similar forms (except for any registrations in connection with (x) an employee benefit plan or dividend reinvestment plan or a merger, consolidation or other business combination or (y) debt securities that are not convertible into Common Stock) it shall give written notice to the holders (the "Holders") of the shares of Common Stock issuable pursuant to the exercise hereof that (i) have not been previously registered pursuant to a registration statement that shall have become effective under the Securities Act and (ii) may not be disposed of as permitted by, and in compliance with, Rule 144 or Rule 145 (or successor provisions) under the Securities Act (the foregoing shares, together with any additional shares of Common Stock issued in a stock split or stock dividend are "Registrable Securities") of its intention to do so and of the Holders' rights under this Section 9 at least 30 days prior to the filing of a registration statement with respect to such registration with the Securities and Exchange Commission (the "SEC"). Upon the written request of any Holder made within 20 days after the receipt of that notice, which request shall specify the Registrable Securities intended to be registered and disposed of by such Holder, the Company shall, subject to the provisions hereof, use its commercially reasonable efforts to include in such registration statement all Registrable Securities that the Company has been so requested to register by such Holder. If a Holder decides not to include all of its Registrable Securities in any registration statement thereafter filed by the Company, such Holder shall nevertheless continue to have the right pursuant to this Section 9.1 to include any Registrable Securities in any subsequent registration statement or registration statements as may be filed by the Company with respect to offerings of its securities, upon all the terms and conditions set forth herein.

          9.2 Right to Abandon or Delay Registration. If, at any time after giving written notice of its intention to register any securities and prior to the effective date of the registration statement filed in connection with such registration, the Company shall determine for any reason not to register or to delay registration of such securities, the Company may, at its election, give written notice of such determination to each Holder and upon giving that notice
(i) in the case of a determination not to register, the Company shall be relieved of its obligation to register any Registrable Securities in connection with such registration without prejudice and (ii) in the case of a determination to delay registering, the Company shall be permitted to delay registering any Registrable Securities for the same period as the delay in registering such other securities.

          10. Registration Procedures; Other Obligations of the Parties.

          10.1 Obligations of the Company. In connection with the registration of any Registrable Securities under the Securities Act as provided in Section 9, the Company shall:

               (a) use its commercially reasonable efforts to prepare and file with the SEC the requisite registration statement to effect such registration and thereafter use its commercially reasonable efforts to cause such registration statement to become and remain effective (subject to clause (b) below); provided, however, that the Company may discontinue any registration of its securities that are not Registrable Securities at any time prior to the effective date of the registration statement relating thereto;

               (b) use its commercially reasonable efforts to prepare and file with the Commission such amendments and supplements to such registration statement and the prospectus used in connection therewith as may be necessary to keep such registration statement effective and to comply with the provisions of the Securities Act with respect to the disposition of all Registrable Securities covered by such registration statement for such period as shall be required for the disposition of all of such Registrable Securities; provided, however, that such period need not exceed 90 days from the effective date thereof;

               (c) furnish to the Holders such number of conformed copies of such registration statement and of each such amendment and supplement thereto (in each case including all exhibits), such number of copies of the prospectus contained in such registration statement (including each preliminary prospectus and any summary prospectus) and any other prospectus filed under Rule 424 under the Securities Act, in conformity with the requirements of the Securities Act, and such other documents, as the Holders may reasonably request;

               (d) use its  commercially  reasonable  efforts (x) to register or qualify  all  Registrable  Securities  and  other  securities  covered  by  such registration statement under such other securities or blue sky laws of such states of the United States of America where an exemption is not available and as the Holders shall reasonably request, (y) to keep such registration or qualification in effect for so long as such registration statement remains in effect, and (z) to take any other action that may reasonably be necessary or advisable to enable the Holders to consummate the disposition in such jurisdictions of the securities to be sold by the Holders, except that the Company shall not for any such purpose be required to qualify generally to do business as a foreign corporation in any jurisdiction wherein it would not, but for the requirements of this paragraph (d), be obligated to be so qualified or to so consent to general service of process in any such jurisdiction;

               (e) notify the Holders when a prospectus relating thereto is required to be delivered under the Securities Act, upon discovery that, or upon the happening of any event as a result of which, the prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading, in the light of the circumstances under which they were made, and at the request of the Holders promptly prepare and furnish to them a reasonable number of copies of a supplement to or an amendment of such prospectus as may be necessary so that, as thereafter delivered to the purchasers of such securities, such prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances under which they were made; and

               (f) cause the Registrable Securities to be listed on a national securities exchange or on the Nasdaq Stock Market, if any of the Common Stock is traded or listed thereon.

          10.2 Obligations of the Holders.

               (a) The Company may require the Holders, after receipt thereby of a written request from Holders pursuant to Section 9.1, to furnish the Company such information regarding the Holders and the distribution of the Holders' Registrable Securities as the Company may from time to time reasonably request in writing, based on its reasonable belief that such information is required to be disclosed in the Registration Statement pursuant to the Securities Act and applicable state securities laws.

               (b) Upon receipt of any notice from the Company of the happening of an event of the kind described in Section 10.1(e), the Holders shall forthwith discontinue their disposition of Registrable Securities pursuant to the registration statement relating to such Registrable Securities until the Holders' receipt of the copies of the supplemented or amended prospectus contemplated by Section 10.1(e) and, if so directed by the Company, the Holders shall deliver to the Company all copies, other than permanent file copies, then in the Holders' possession, of the prospectus relating to such Registrable Securities current at the time of receipt of such notice.

          10.3 Expenses. All expenses incurred in connection with a registration statement pursuant to Section 9, including, without limitation, all federal and "blue sky" registration, filing and qualification fees, printer's and accounting fees, and fees and disbursements of counsel for the Company, shall be borne by the Company. Each Holder participating in a registration pursuant hereto shall bear such Holder's proportionate share (based on the total number of shares sold in such registration other than for the account of the Company) of all discounts, commissions or other amounts payable to underwriters or brokers in connection with such offering by the Holders.

          11. Underwritten Offerings.

          11.1 Underwriter Cutbacks. If any managing underwriter for a public offering contemplated by Section 9 advises the Company of its belief that the number or type of Registrable Securities to be included in such offering would adversely affect such offering, then the Company shall include in such registration, to the extent of the number and type that the Company is so advised can be sold in (or during the time of) such offering:

               (a) first, all securities proposed by the Company to be sold for its own account;

               (b) then, Registrable Securities to be sold by the holders of Common Stock that constitute "registrable securities" that were received upon exercise hereof;

               (c) then, Registrable Securities to be sold by the Holders and all other shares of Common Stock outstanding on the date hereof or subsequently acquired by the holders thereof or that constitute "Registrable Securities" under and as defined in registration rights agreements containing piggyback registration rights intended to have the same priority as those provided in this
Section 11.1 to be sold by the holders thereof; and

               (d) finally, other securities to be sold by other holders of securities in proportion to the respective numbers of securities proposed to be sold in such offering by such holders.

          11.2 Underwriting Agreement. The Holders shall become a party to any underwriting agreement negotiated between the Company and the underwriters in any underwritten public offering hereunder and shall make all representations and warranties to and shall enter into all agreements with the Company and the underwriters and shall deliver all opinions of counsel and other documents as shall be reasonably requested of them and shall make all representations and warranties required by law, customarily given or reasonably requested of selling shareholders by an underwriter in an underwritten public offering.

          11.3 Holdback Agreements. If the Company, in connection with an underwritten offering of securities for its own account, at any time shall register shares of Common Stock under the Securities Act for sale to the public (other than on Forms S-4 or S-8 or a shelf registration), the Holders shall not directly or indirectly sell, transfer or otherwise dispose of or encumber any shares of Common Stock or enter into any swap or other arrangement that transfers to another all or part of the economic consequences of ownership of the shares of Common Stock (other than those shares included in such registration pursuant to Section 9) without the prior written consent of the managing underwriter for a period required by the underwriters and designated by the Company, which period shall begin not more than 30 days prior to the effectiveness of the registration statement pursuant to which such public offering shall be made and shall last not more than 180 days after the effective date of such registration statement in the case of the Company's initial public offering, or 90 days after the effective date of such registration statement in the case of any such other offering. The Company may legend and impose stop transfer instructions on any certificate evidencing Registrable Securities relating to the restrictions provided in this Section 11.3.

          12. Indemnification.

          12.1 Indemnification by the Company. In the event of any registration statement filed pursuant to Sections 9, the Company shall indemnify and hold harmless the Holders and their respective directors, officers and affiliates and each other individual or entity, if any, who controls (within the meaning of the Securities Act) any Holder (each of the foregoing, a "Holder Indemnitee"), insofar as losses, claims, damages, or liabilities (or actions or proceedings, whether commenced or threatened, in respect thereof) ("Losses") to a Holder Indemnitee arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in any such registration statement, any preliminary prospectus, final prospectus, or summary prospectus contained therein, or any amendment or supplement thereto, or any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein in light of the circumstances in which they were made not misleading, and the Company shall reimburse each Holder Indemnitee for any legal or any other fees, costs and expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, liability, action or proceeding; provided, however, that the Company shall not be liable in any such case to the extent that any such loss, claim, damage, liability (or action or proceeding in respect thereof) or expense arises out of or is based upon an untrue statement or omission made in reliance upon and in conformity with information furnished to the Company by or on behalf of a Holder or such underwriter, as the case may be, for use in the preparation thereof; and provided, further, however, that the Company shall not be liable to any Holder Indemnitee in any such case to the extent that any such loss, claim, damage, liability (or action or proceeding in respect thereof) or expense arises out of such Person's failure to send or give a copy of the final prospectus, as the same may be then supplemented or amended, to the Person asserting an untrue statement or alleged untrue statement or omission or alleged omission at or prior to the written confirmation of the sale of Registrable Securities to such Person if such statement or omission was corrected in such final prospectus so long as such final prospectus, and any amendments or supplements thereto, have been furnished to such underwriter or any Holder, as applicable.

          12.2 Indemnification by the Holders. If any Registrable Securities are included in any registration statement, the Holders of such Registrable Securities so registered shall, severally and not jointly, indemnify and hold harmless the Company and each director, officer and affiliate of the Company, and each other individual or entity, if any, who controls (within the meaning of the Securities Act) the Company (each of the foregoing, a "Company Indemnitee") insofar as Losses to a Company Indemnitee arise out of or are based upon any untrue statement or alleged untrue statement of a material fact contained in such registration statement, any preliminary prospectus, final prospectus or summary prospectus contained therein, or any amendment or supplement thereto, or an omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, if such statement or alleged statement or omission or alleged omission was made in reliance upon and in conformity with written information pertaining to such Holder and furnished to the Company by such Holder for use in the preparation of such registration statement, preliminary prospectus, final prospectus, summary prospectus, amendment or supplement, provided, however, that no Holder shall have any liability under this Section 12.2 for any amount in excess of the net proceeds actually received by such Holder from the sale of the Registrable Securities included in such registration statement.

          12.3 Notice of Claims, Etc.

               (a) Promptly after receipt by an indemnified party of notice of the commencement of any action or proceeding involving a claim referred to in Sections 12.1 or 12.2, such indemnified party will, if a claim in respect thereof is to be made against an indemnifying party, immediately give written notice to the latter of the commencement of such action; provided, however, that the failure of any indemnified party to give notice as provided herein shall not relieve the indemnifying party of its indemnity obligations, except to the extent that the indemnifying party is actually prejudiced by such failure to give notice. In case any such action is brought against an indemnified party, unless in the reasonable judgment of counsel for such indemnified party, a conflict of interest between such indemnified and indemnifying parties may exist in respect of such claim (in which case the indemnified party shall be entitled to retain separate counsel as provided below), the indemnifying party shall be entitled to participate in and to assume the defense thereof, jointly with any other indemnifying party similarly notified to the extent that it may wish and at any time, with counsel reasonably satisfactory to such indemnified party, and after notice from the indemnifying party to such indemnified party of its election so to assume the defense thereof, the indemnifying party shall not be liable to such indemnified party for any legal or other expenses subsequently incurred by the indemnified party in connection with the defense thereof other than reasonable costs related to the indemnified party's cooperation with the indemnifying party; provided, however, that the indemnified party may, at its own expense, retain separate counsel to participate in such defense

               (b) No indemnifying party shall be liable for any settlement of any action or proceeding effected without its written consent, which consent shall not be unreasonably withheld. No indemnifying party shall, without the consent of the indemnified party, consent to entry of any judgment or enter into any settlement that does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

          12.4 Contribution. If indemnification shall for any reason be held by a court to be unavailable to an indemnified party in respect of any loss, claim, damage or liability, or any action in respect thereof, then, in lieu of the amount paid or payable under Section 12.1 or Section 12.2, as applicable, the indemnified party and the indemnifying party shall contribute to the aggregate losses, claims, damages and liabilities (including legal or other expenses reasonably incurred in connection with investigating the same), (a) in such proportion as is appropriate to reflect the relative fault of the Company on the one hand and the Holders on the other hand that resulted in such loss, claim, damage or liability, or action in respect thereof, with respect to the statements or omissions that resulted in such loss, claim, damage or liability, or action in respect thereof, as well as any other relevant equitable considerations or (b) if the allocation provided by item (a) above is not permitted by applicable law, in such proportion as shall be appropriate to reflect the relative benefits received by the Company on the one hand and the Holders on the other, as determined by a court of competent jurisdiction. No individual or entity guilty of fraudulent misrepresentation (within the meaning of the Securities Act) shall be entitled to contribution from any individual or entity who was not guilty of such fraudulent misrepresentation. In addition, no individual or entity shall be obligated to contribute hereunder any amounts in payment for any settlement of any action or claim, effected without such individual or entity's consent, which consent shall not be unreasonably withheld.

          13. Rule 144 Reporting. With a view to making available the benefits of certain rules and regulations of the SEC which may permit the sale of the Registrable Securities to the public without registration, after such time as a public market exists for the Common Stock of the Company, the Company agrees to:

               (a) make and keep public information available, as defined for purposes of Rule 144(c) under the Securities Act;

               (b) use its best efforts to file with the SEC in a timely manner all reports and other documents required of the Company to be filed under the Securities Act and the Exchange Act (at any time after it has become subject to such reporting requirements); and

               (c) so long as a holder owns any Registrable Securities, furnish to the holder forthwith upon request, a written statement by the Company as to its compliance with the reporting requirements of Rule 144 (at any time after 90 days following the close of the first sale of securities by the Company pursuant to a registration statement), and of the Securities Act and the Exchange Act (at any time after it has become subject to the reporting requirements of the Exchange Act), a copy of the most recent annual or quarterly report of the Company, and such other reports and documents of the Company as such holder may reasonably request in availing itself of any rule or regulation of the Commission allowing a holder to sell any such securities without registration (at any time after the Company has become subject to the reporting requirements of the Exchange Act).

          14. Mergers, Etc. The Company shall not, directly or indirectly, enter into any merger, consolidation, or reorganization in which the Company shall not be the surviving corporation unless the proposed surviving corporation shall, prior to such merger, consolidation, or reorganization, agree in writing to assume the obligations of the Company under this Agreement, and for that purpose references hereunder to "Registrable Securities" shall be deemed to be references to the securities that the Stockholders would be entitled to receive in exchange for Registrable Securities under any such merger, consolidation, or reorganization; provided, however, that the provisions of this Agreement shall not apply in the event of any merger, consolidation, or reorganization in which the Company is not the surviving corporation if all Holders holding Registrable Securities are entitled to receive in exchange for their Registrable Securities consideration consisting solely of (i) cash, (ii) securities of the acquiring corporation that may be immediately sold to the public without registration under the Securities Act, or (iii) securities of the acquiring corporation that the acquiring corporation has agreed to register within 120 days of completion of the transaction for resale to the public pursuant to the Securities Act.

          15. Notices. All notices and other communications by the Company or by any Holder to the Company under this Warrant shall be deemed to have been sufficiently given and received for all purposes when delivered in person, by facsimile transmission or by air courier, or five days after being sent by registered or certified mail, return receipt requested, postage prepaid, addressed in each case (a) if to any Holder of this Warrant, at the registered address of such Holder as set forth in the register kept at the principal office of the Company, or (b) if to the Company, to the attention of its chief executive officer at its principal office. Each party hereto may from time to time change the address to which notices to it are to be delivered or mailed hereunder by notice to the other party.

          16. Amendments. This Warrant and any term hereof may be changed, waived, discharged or terminated only by an instrument in writing signed by the party against which enforcement of such change, waiver, discharge or termination is sought.

          17. Descriptive Headings. The headings in this Warrant are for purposes of reference only and shall not limit or otherwise affect the meaning hereof.

          18. Severability. The invalidity or unenforceability of any provision of this Warrant in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Warrant in such jurisdiction or the validity, legality or enforceability of this Warrant, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

          19. Governing Law; Jurisdiction; Venue. This Warrant shall be governed by, and construed and enforced in accordance with, the laws of the State of Indiana, without regard to the conflicts of law rules thereof. The state and federal courts of the State of New York located in New York City shall have jurisdiction to hear and determine any claims or disputes between the parties hereto pertaining directly or indirectly to this Warrant and all documents, instruments and agreements executed pursuant hereto, or to any matter arising therefrom (unless otherwise expressly provided for therein). The exclusive choice of forum set forth in this Section 13 shall not be deemed to preclude the enforcement of any judgment obtained in such forum or the taking of any action to enforce the same in any other appropriate jurisdiction.

          20. Entire Understanding. This Warrant contains, and is intended as, a complete statement of all the terms of the arrangements between the Company and the Holder with respect to the matters set forth herein, and supersedes any previous agreements and understandings between the parties with respect to those matters. There are no promises, representations, warranties, covenants or undertakings other than those set forth herein.

          21.  Definitions.   As  used  herein,  unless  the  context  otherwise
requires, the following terms have the following respective meanings:

               "Asset Purchase Agreement" means the Asset Purchase Agreement of even date herewith by and among the Purchaser, Race Car Simulation Corp., a New York corporation affiliated with the Purchaser, the Company, Perfect Line, Inc., an Indiana corporation wholly owned by the Company, and Race Car Simulators, Inc., an Indiana corporation wholly owned by the Company.

               "Business Day" means any day other than a Saturday, Sunday or a day on which commercial banking institutions in New York City are authorized by law to be closed.

               "Common Stock" as defined in the introduction to this Warrant, shall include (a) any stock into which such Common Stock shall have been changed or any stock resulting from any reclassification of such Common Stock, and (b) any stock and other securities of the Company or any other Person (corporate or otherwise) which the Holder of this Warrant at any time shall be entitled to receive, or shall have received, upon the exercise of this Warrant, in lieu of or in addition to Common Stock, or which at any time shall be issuable or shall have been issued in exchange for or in replacement of Common Stock pursuant to
Section 2 hereof or otherwise.

               "Company" as defined in the introduction to this Warrant, such term to include any corporation which shall succeed to or assume the obligations of the Company hereunder.

               "Person" means a corporation, an association, a partnership, an organization, a business, an individual, a government or political subdivision thereof or a governmental agency.


                      [The next page is the signature page]

     The Company has caused this Warrant to be duly executed and delivered as of the date first written above.

                                                   INTERACTIVE MOTORSPORTS AND
                                                   ENTERTAINMENT CORPORATION


                                                   By:
                                                      --------------------------
                                                      Name:
                                                      Title:

Attest:

------------------------------

                                                                       Exhibit A
                                                                       ---------



                              FORM OF SUBSCRIPTION
                              --------------------

                 [To be executed only upon exercise of Warrant]




To:  Interactive Motorsports and Entertainment Corporation

     The undersigned registered holder of the within Warrant hereby irrevocably exercises such Warrant for, and purchases thereunder, __________ shares of Common Stock, par value $0.001 per share, of Interactive Motorsports and Entertainment Corporation, an Indiana corporation, and herewith makes payment of $__________ therefor, and requests that the certificates for such shares be issued in the name of, and delivered to, __________, whose address is
__________.


Dated:
      ------------------------------
                                            ------------------------------------
                                            (Signature must conform in all
                                            respects to name of holder as
                                            specified on the face of Warrant)


                                            ------------------------------------
                                                       (Street Address)

                                            ------------------------------------
                                                  (City, State and Zip Code)

                                                                       Exhibit B
                                                                       ---------



                               FORM OF ASSIGNMENT
                               ------------------

                 [To be executed only upon transfer of Warrant]




     For value received, the undersigned registered holder of the within Warrant hereby sells, assigns and transfers unto __________ the right represented by such Warrant to purchase __________ shares of Common Stock, par value $0.001 per share, of Interactive Motorsports and Entertainment Corporation, an Indiana corporation, to which such Warrant relates, and appoints __________ as attorney to make such transfer on the books of Interactive Motorsports and Entertainment Corporation maintained for such purpose, with full power of substitution in the premises.

Dated:
      -----------------------------
                                            ------------------------------------
                                            (Signature must conform in all
                                            respects to name of holder as
                                            specified on the face of Warrant)


                                            ------------------------------------
                                                       (Street Address)

                                            ------------------------------------
                                                  (City, State and Zip Code)


Signed in the presence of:

-------------------------------

                   22. CONDITIONAL SOFTWARE LICENSE AGREEMENT


Race Car Simulation Corp., a New York corporation ("RCS") and Perfect Line, Inc., an Indiana corporation ("Perfect Line"), hereby agree to the following.

                              W I T N E S S E T H:

WHEREAS, RSC and Perfect Line have entered into that certain Asset Purchase Agreement and that certain Management Agreement, both dated December 30, 2004; and,

WHEREAS, Perfect Line has sold and conveyed thirty four (34) race car simulators to RSC, and may sell and convey up to an additional ten (10) under the terms of the Asset Purchase Agreement; and,

WHEREAS, Perfect Line and RSC have entered into a Management Agreement which generally provides for Perfect Line to operate, manage, maintain and generally service the race car simulators purchased by RSC under the terms of the Asset Purchase Agreement (the "Simulators"); and,

WHEREAS, Perfect Line has granted a license to certain software to RSC, which software contains certain proprietary trademarks which Perfect Line has licensed and has the right to utilize, but does own; and,

WHEREAS, Perfect Line owns "generic" software which can be utilized to operate the simulators but does not contain the above reference proprietary trademarks and tradenames; and,

WHEREAS, the parties wish to assure that the Simulators may be operated in the manner presently intended, without infringing on any trademarks in the event that Perfect Line should suffer any of the Conditions of Release specified in
Article 5 of the Software Escrow Agreement between the parties of even date herewith.

     NOW, THEREFORE, in consideration of the foregoing, and the mutual covenants herein contained and each act performed hereunder by the parties, RSC and Perfect Line hereby agree to the following:

     (a) Perfect Line hereby grants to RSC, and its successors and assigns, a worldwide, royalty free, non-exclusive license to use Perfect Line's proprietary software (including the generic track and team version of the software and any modifications, enhancements or releases thereto) that is loaded into the simulators listed as the Assets in Schedule A of the Asset Purchase Agreement, and any amendments to that Schedule A or any additional Simulators which RCS may purchase from Perfect Line (collectively, the "Operation Software") only in event Perfect Line fails to timely comply with the provisions of Section 4.7 of the Asset Purchase Agreement and RSC elects to put or cause to be put into place the Software to operate any or all of the Simulators specified on Schedule A of the Asset Purchase Agreement or any additional Simulators which RCS may purchase from Perfect Line. The Operation Software may only be used by RSC in conjunction with the Assets listed on Schedule A or on any additional Simulators which RCS may purchase from Perfect Line and on which the Operation Software has been loaded. RSC may not transfer or assign the Operation Software to any person except in connection with the sale or conveyance of its ownership interest in all or any of the Simulators purchased from Perfect Line. RSC agrees that it shall not, and shall not permit any person to alter, modify or adapt the Operation Software in any manner including, but not limited to, translating, decompiling, disassembling or attempting to create derivative works. RSC agrees that it shall not, and shall not permit any other person to, attempt to reverse engineer the Operation Software. This license and RSC's right to use the Software as provided herein automatically terminates if: (i) RSC fails to comply with any of the foregoing provisions and (ii) RCS fails to take such steps as are necessary to return to full compliance with this agreement within fourteen
(14) days of written notice of such non-compliance from Perfect Line to RCS.

     (b) Perfect Line retains all rights not expressly granted and nothing in this agreement constitutes a waiver of the Perfect Line's rights under the United States copyright laws or any other federal or state law.

     (c) All rights and licenses granted under or pursuant to this Conditional Software License Agreement by Perfect Line to RSC are, and shall otherwise be deemed to be, for the purposes of Section 365(n) of the United States Bankruptcy Code (the "Bankruptcy Code"), "licenses or rights to intellectual property" as defined under Section 101(52) of the Bankruptcy Code.

Executed this 30th day of December, 2004.

Race Car Simulation Corp.                      Perfect Line, Inc.

By:                                            By:
   ------------------------------                 ------------------------------

Title:                                         Title:
      ---------------------------                    ---------------------------

                            SOFTWARE ESCROW AGREEMENT

     Section 1.1 This SOFTWARE ESCROW AGREEMENT (this "Agreement") is made and entered into this 30th day of December, 2004, by and among PERFECT LINE, INC., an Indiana corporation ("Perfect Line"), whose address is 5624 W. 73rd Street, Indianapolis, Indiana 46278, RACE CAR SIMULATION CORPORATION ("RSC"), a New York corporation, and BOSE MCKINNEY & EVANS LLP, an Indiana limited liability partnership ("Escrow Agent"), whose address is 2700 First Indiana Plaza, 135 N. Pennsylvania Street, Indianapolis, Indiana 46204.

                            SECTION 1.2 WITNESSETH:

     SECTION 1.3 WHEREAS, Perfect Line and RSC have entered into a Conditional Software License Agreement (the "License Agreement"), whereby Perfect Line has conditionally agreed to license to RSC certain software products (the "Operation Software") as described in Exhibit A attached hereto on the terms and conditions set forth in such License Agreement; and

     SECTION 1.4 WHEREAS, RSC has requested that Perfect Line deposit with Escrow Agent the Operation Software; and

     SECTION 1.5 WHEREAS, Perfect Line will deposit with Escrow Agent, subject to the terms and conditions hereof, the Operation Software and provide for Escrow Agent's retention of the Operation Software until RSC's right to access thereof may arise pursuant to the conditions specified herein.

     SECTION 1.6 NOW, THEREFORE, for good and valuable consideration, the receipt of which is hereby acknowledged, and in consideration of the promises and mutual covenants contained in this Agreement, and upon and subject to the terms and conditions set forth in this Agreement, Perfect Line, RSC, and Escrow Agent hereby agree as follows:

ARTICLE 1.        ESCROW AGENT

     Section 1.7 Perfect Line and RSC do hereby appoint Escrow Agent as escrow agent for the purposes herein set forth, and Escrow Agent hereby accepts such appointment and agrees to be bound by the terms and provisions of this Agreement.

ARTICLE 2.        DEPOSIT OF OPERATION SOFTWARE

     Section 2.1 Initial Deposit. Upon the execution by Perfect Line of this Agreement, Perfect Line shall deposit with Escrow Agent the Operation Software and any documentation related thereto (the "Documentation") (the Operation Software and the Documentation are hereinafter collectively referred to as the "Deposit"). Perfect Line and Escrow Agent shall give prompt notice to RSC of such Deposit.

     Section 2.2 Deposit of Revisions. In the event of any modification, enhancement, or new release made to the Operation Software or Documentation by Perfect Line, Perfect Line shall deposit with Escrow Agent as provided herein a revision of the Deposit encompassing all such modifications, enhancements, or new releases, including a description of the scope and application of the changes. Modifications, enhancements and new releases shall be deposited contemporaneously with their delivery to the first customer to receive them.

     Section 2.3 Deposit Acceptance. Escrow Agent agrees to accept all such Deposits from Perfect Line and shall issue a written receipt to Perfect Line and to RSC for the initial and all subsequent Deposits.

ARTICLE 3.        DUTIES OF ESCROW AGENT

     Section 3.1 Limitations. The duties and responsibilities of Escrow Agent shall be limited to those expressly set forth in this Agreement. Escrow Agent shall not be subject to, nor obligated to recognize, refer to, or interpret any other agreement between any or all of the parties hereto even if reference is made to such agreements herein.

     Section 3.2 Nondisclosure. Escrow Agent acknowledges that the Deposit is the property of Perfect Line and constitutes trade secrets and confidential and proprietary information of Perfect Line and that any transfer, publication, or disclosure to third parties, or use by Escrow Agent other than as provided herein, of the Deposit will cause immediate and irreparable harm to Perfect Line. Escrow Agent shall maintain the confidentiality of the Deposit and shall limit the use of and access to the Deposit to its bona fide employees whose use or access is necessary in connection with Escrow Agent's performance under this Agreement. Escrow Agent shall notify each employee to whom access or disclosure is made that such access or disclosure is made in confidence and that the Deposit shall be kept in confidence.

     Section 3.3 Revision. Each time that Escrow Agent receives an upgraded version of a new Deposit made by Perfect Line under Section 2.2, Escrow Agent shall promptly return the superseded Deposit to Perfect Line, except that, should Escrow Agent reasonably question the suitability or condition of the Deposit media or the completeness of the Deposit, return of the superseded Deposit may be delayed until Escrow Agent's questions have been resolved.

     Section 3.4 Hold Harmless and Indemnification. Perfect Line and RSC hereby jointly and with a right of contribution agree to hold Escrow Agent harmless and to indemnify it for any claims arising against Escrow Agent in conjunction with Escrow Agent's performance of its duties hereunder; provided however, such indemnification shall not apply with respect to claims resulting from any act or acts found by a court of competent jurisdiction to constitute gross negligence or willful misconduct on the part of the Escrow Agent.

ARTICLE 4.        DELIVERY TO RSC

     Section 4.1 Release Notice. In the event of the occurrence of a Condition of Release as defined in Article 5, RSC shall provide written notice of such event to both Escrow Agent and Perfect Line specifying the nature of such event and demanding the release of the Deposit (the "Notice"). Unless within seven (7) days after Perfect Line has received Notice from RSC, Perfect Line provides written notice to Escrow Agent that (i) a Condition of Release has not occurred or has been cured and is no longer continuing and/or (ii) that a condition precedent specified at Section 4.3 below has not occurred ("Counter-Notice"), Escrow Agent shall deliver the current Deposit to RSC. In the event Perfect Line submits such a Counter-Notice, then Escrow Agent shall not deliver the Deposit to RSC unless and until Escrow Agent is ordered to do so by a court of competent jurisdiction, or by joint written instruction from RSC and Perfect Line.

     Section 4.2 Joint Request.  Notwithstanding  anything  contained in Section
4.1 to the contrary, Escrow Agent shall deliver the Deposit to RSC at any time that Escrow Agent is directed to do so by joint written instructions from RSC and Perfect Line.

     Section 4.3 Conditions Precedent. It is expressly a condition precedent to any right of RSC to receive delivery of the Deposit that (i) Perfect Line or IMTS shall be in default with respect to its obligations under the Management Agreement related to the Assets purchased pursuant to the Asset Purchase Agreement, both of even date herewith, except if the event of default is disputed by Perfect Line and notice of such dispute has been communicated to RSC; and (ii) at least one of the event specified in Article 5 of this Agreement shall have occurred.

ARTICLE 5.        CONDITIONS OF RELEASE

     Section 1.8 A Condition of Release exists upon the occurrence of any one of the following events:

     (a) the commencement of a proceeding in bankruptcy initiated either by Perfect Line or any third party in which Perfect Line is the named debtor;

     (b) the making by Perfect Line of a general assignment for the benefit of Perfect Line's creditors;

     (c) the appointment of a general receiver or trustee in bankruptcy of Perfect Line's business or property; or

     (d) action by Perfect Line under any state insolvency law for the purpose of its bankruptcy, reorganization, or liquidation; or

     (e) Perfect Line fails to make a Deposit of the current version of the Operation Software under Section 2.2;

     (f) RCS provides Notice to Escrow Agent, with a copy to Perfect Line, of a default by Perfect Line in any proprietary trademark licensing agreement to which Perfect Line is a party that precludes the operation of the race car simulators acquired by RCS from Perfect Line pursuant to the Asset Purchase Agreement dated December 30, 2004, (the "Simulators") utilizing the software containing proprietary trademarks which Perfect Line has licensed, and Perfect Line does not provide a Counter-Notice providing reasonable information indicating that the alleged default either does not exist or has been cured within seven (7) days of receipt of the Notice by Perfect Line;

     (g) any other event occurs which demonstrates with reasonable certainty Perfect Line's or IMT's inability or unwillingness to fulfill their obligations to RSC or its successors or assigns under this Agreement or the Asset Purchase Agreement.

ARTICLE 6.        OBLIGATIONS AND RESTRICTIONS ON CUSTOMERS

     Section 1.9 Release to and use of the Operation Software by RSC hereunder is expressly subject to the terms, conditions and restrictions of the Software License Agreement and all amendments thereto and the terms of this Agreement, including but not limited to Article 7.

ARTICLE 7.        OPERATION SOFTWARE LICENSE

     Section 1.10 In the event that a copy of the Operation Software is authorized hereunder to be delivered out of escrow to RSC, RSC shall immediately obtain, without any further action, authorization, or instrument, a paid-up, irrevocable, perpetual, nonexclusive, nontransferable license from Perfect Line to use, modify, reproduce, distribute, maintain, and update the Operation Software in any manner that may be necessary or appropriate to enable RSC to use the Operation Software for its intended purposes and the purposes set forth in the License Agreement.

ARTICLE 8.        TERM OF AGREEMENT

     Section 1.11 This Agreement shall commence on the date upon which Perfect Line executes this Agreement and shall continue until the first in time to occur of any of the following:

     (a) written agreement signed by RSC and Perfect Line to terminate this Agreement,
     (b) delivery of the Deposit of all Operation  Software to RSC, or
     (c) until such time, if any, as Perfect Line or IMTS shall have exercised and fully performed the repurchase option under Section 4.11 of the Asset Purchase Agreement.

 ARTICLE 9.       PAYMENT

     Section 1.12 No fee shall be paid to Escrow Agent.

ARTICLE 10.       SUPPLEMENTARY RIGHTS

     Section 10.1 Incorporation. This Agreement is incorporated by reference, and forms a part of, the License Agreement.

     Section 10.2 Bankruptcy Code. RSC acknowledges that if Perfect Line, as debtor-in-possession or a trustee in bankruptcy in a case under the United States Bankruptcy Code, rejects this Agreement or any agreement supplementary hereto, RSC may elect to retain their rights under the License Agreement, this Agreement or any agreement supplementary thereto as provided in Section 365(n) of the Bankruptcy Code. Upon written request of Perfect Line or the Bankruptcy Trustee, Perfect Line or such Bankruptcy Trustee shall not interfere with the rights of RSC as provided in the License Agreement, this Agreement or any agreement supplementary thereto to obtain the Deposit from Escrow Agent, or to obtain the Operation Software directly from the Bankruptcy Trustee and shall, if requested, cause a copy of the Operation Software to be available to RSC.

     Section 10.3 Characterization of Agreement. Perfect Line and RSC acknowledge that if, for any reason, under the Bankruptcy Code or any other law, this Agreement is not considered to be incorporated by reference into the Asset Purchase Agreement and/or the License Agreement, then this Agreement is an "agreement supplementary to" the Asset Purchase Agreement and/or the License Agreement as provided in Section 365(n) of the Bankruptcy Code, and the rights described in Section 10.2 remain available to RSC.

ARTICLE 11.       MISCELLANEOUS

     Section 11.1 Notices. Except as otherwise specifically provided herein, all notices, requests, consents, and other communications hereunder shall be in writing and shall be personally delivered or mailed first class or certified mail, return receipt requested, postage prepaid.

     If to Perfect Line as follows:

                  Perfect Line, Inc.
                  5624 W. 73rd Street
                  Indianapolis, Indiana 46278
                  Attn: William Donaldson
                  Telecopier No.: (317) 298-8924

                  and a copy to:

                  Bose McKinney & Evans LLP
                  2700 First Indiana Plaza
                  135 N. Pennsylvania Street
                  Indianapolis, Indiana 46204
                  Attn: Jeffrey B. Bailey
                  Telecopier No.: (317) 223-0311

     If to Escrow Agent as follows:

                  Bose McKinney & Evans LLP
                  2700 First Indiana Plaza
                  135 N. Pennsylvania Street
                  Indianapolis, Indiana 46204
                  Attn: Jeffrey B. Bailey
                  Telecopier No.: (317) 223-0311

     If to RSC as follows:

                  Racecar Simulation Corp.
                  c/o Dolphin Advisors, LLC
                  129 E. 17th Street
                  New York, NY 10003
                  Attn: Carlos Salas
                  Telecopier No.: (212) 202-3817

                  and a copy to:

                  Hughes Hubbard & Reed LLP
                  One Battery Park Plaza
                  New York, NY 10004
                  Attn: Gary J. Simon
                  Telecopier No.: (212) 299-6770

Notice shall be deemed given when deposited with the United State Post Office. Each party, by notice duly given in accordance herewith, may specify a different address for the giving of any notice hereunder.

     Section 11.2 Waiver. No delay on the part of RSC or Perfect Line in the exercise of any right, power, privilege, or remedy hereunder shall operate as a waiver thereof, nor shall any exercise or partial exercise of any such right, power, privilege, or remedy preclude any further exercise thereof or the exercise of any other right, power, privilege, or remedy. No modification or waiver of any provision of this Agreement shall be effective in any event unless in writing, and then only in the specific instance and for the purpose for which given.

     Section 11.3 Assignment. Neither RSC nor Escrow Agent may assign its rights or delegate its obligations under this Agreement without the express written consent of Perfect Line; provided, however, RSC may assign it rights and delegate its obligations in connection with and as a part of the sale, transfer or conveyance of all or any of the Simulators acquired from Perfect Line. Perfect Line may transfer or assign its rights and delegate its obligations hereunder, to which assignment and delegation RSC hereby expressly consents, to a purchaser of substantially all of the capital stock of Perfect Line or to a purchaser of all or substantially all of the assets of Perfect Line.

     Section 11.4 Ownership. Ownership of all Operation Software, Documentation, and all intellectual property rights including patent, trademark, copyright, and trade secret rights therein shall at all times remain in Perfect Line.

     Section 11.5 Law Governing. This Agreement shall be construed and enforced in accordance with, and governed by, the laws of the State of Indiana.

     Section 11.6 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

     Section 11.7 Severability. Any provision of this Agreement or any other agreement executed pursuant hereto which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions of this Agreement or such other agreement or affecting the validity or enforceability of such provision in any other jurisdiction.

     Section 11.8 Headings. The various headings of this Agreement are inserted for convenience only and shall not affect the meaning or interpretation of this Agreement or any provisions hereof.

     Section 11.9 Amendment. This Agreement may only be amended by a written agreement executed by all of the parties hereto. No waiver by any party of any of its rights hereunder shall be effective unless express and in writing.

     Section 11.10 Succession. The rights and obligations hereunder shall inure to the benefit of and become the responsibility of the successors and assigns of the parties.

     Section 11.11 Definitions. All capitalized terms used throughout this Agreement are defined terms. They shall have the meanings ascribed to them in this Agreement.

     Section 1.13 The undersigned each represent and warrant that s/he is authorized to execute this document on behalf of the respective party and any and all actions necessary for this to constitute the valid and binding act of the respective party have occurred.

     SECTION 1.14 IN WITNESS WHEREOF, the parties have executed this Agreement on the dates indicated below.


Escrow Agent                                   Perfect Line
BOSE MCKINNEY & EVANS LLP                      PERFECT LINE, INC.



By:                                            By:
   ------------------------------                 ------------------------------
Printed:                                          William Donaldson, President
        -------------------------
Title:                                         Date:
      ---------------------------                   ----------------------------

Date:                                          RSC
     ----------------------------              Race Car Simulation Corporation



                                               By:
                                                  ------------------------------
                                               Printed:
                                                       -------------------------
                                               Title:
                                                     ---------------------------
                                               Date:
                                                    ----------------------------

                                    EXHIBIT A


Execution software that operates Perfect Line's race car simulators that features generic cars and race tracks with no third party licensed properties.